Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Online Resources Corporation

at

$3.85 Per Share

by

Ocelot Acquisition Corp.

a direct wholly owned subsidiary of

ACI Worldwide, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON FRIDAY, MARCH 8, 2013, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”).

Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Online Resources Corporation, a Delaware corporation (“ORCC”), at a price of $3.85 per Share in cash, without interest (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”). All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to these documents.

Payment of the Offer Price will be subject to any applicable withholding taxes. No interest will be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is being made pursuant to the Transaction Agreement (the “Transaction Agreement”), dated January 30, 2013, among ACI Worldwide, Inc., a Delaware corporation (“ACI”), Purchaser and ORCC. See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transaction” for a description of the Transaction Agreement. The Offer is subject to the conditions described in Section 14—“Conditions of the Offer”.

The Transaction Agreement provides that if the Offer is completed and the conditions described in this Offer to Purchase are satisfied, Purchaser will merge with and into ORCC (the “Merger”), with ORCC becoming a wholly owned subsidiary of ACI. Holders of Shares will be paid the same price in the Merger as the Offer.

ORCC’S BOARD OF DIRECTORS (THE “ORCC BOARD”) HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE TRANSACTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER. THE ORCC BOARD RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER. FOR INFORMATION WITH RESPECT TO THE POSITION OF THE ORCC BOARD WITH RESPECT TO THE OFFER, PLEASE REVIEW ORCC’S SCHEDULE 14D-9, WHICH IS BEING DISTRIBUTED TO SHAREHOLDERS TOGETHER WITH THIS OFFER TO PURCHASE.

The Offer is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of any material adverse effect with respect to ORCC and other customary conditions.

The Offer is also conditioned upon there being validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares that, together with any other shares of ORCC capital stock beneficially owned by ACI and its subsidiaries and the shares of ORCC’s Series A-1 Convertible Preferred Stock (the “Preferred Shares”) to be acquired by Purchaser in a privately negotiated transaction immediately following consummation of the Offer, constitute a majority of the total number of Shares on an as-converted, fully diluted basis. See Section 14—“Conditions of the Offer.” The Shareholder Agreement Parties (as defined below) have agreed to tender their Shares in the Offer and the Preferred Shareholders (as defined below) have agreed to sell the Preferred Shares to Purchaser immediately after the completion of the Offer. Together, these Shares and the Preferred Shares collectively represent 22.3% of the Shares on a fully diluted basis. These commitments terminate if the ORCC Board terminates the Transaction Agreement to accept a Superior Proposal (as defined below) and in certain other events. See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement—ORCC Board Recommendation; ORCC Change of Recommendation.”

A summary of the principal terms of the Offer appears on pages (ii) through (iv). You should read this entire document carefully before deciding whether to tender your Shares.

INSTRUCTIONS ON HOW TO TENDER

Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase. If you do not wish to tender your Shares in the Offer, there is nothing further you must do. If you wish to tender all or any portion of your Shares in the Offer, this is a summary of what you must do:

•	If you hold your Shares through a broker, bank or trust company, you must contact your broker or bank and give instructions that your Shares be tendered.

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with the certificates representing Shares tendered to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase. These materials must reach the Depositary before the Expiration Date.

•

If you are a record holder but your stock certificate is not available or you may not deliver it to the Depositary before the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call Innisfree M&A Incorporated (the “Information Agent”), toll free at (888) 750-5834 or collect at (212) 750-5833 for assistance.

THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES. SEE SECTION 6—“PRICE RANGE OF SHARES; DIVIDENDS.” Questions, requests for assistance or requests for additional copies of the documents referred to herein may be directed to the Information Agent below. Copies of the offer materials may also be found at the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

February 7, 2013

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SUMMARY TERM SHEET

This summary term sheet highlights material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the remainder of this Offer to Purchase and in the related Letter of Transmittal in their entirety.

Tender Offer; Offer Price:	Tender offer for all outstanding shares of common stock, par value $0.0001 per share, of Online Resources Corporation (the “Shares”) for $3.85 per Share in cash, without interest, on the terms and subject to the conditions of the Offer.

Expiration Date:	12:00 midnight, New York City time, on Friday, March 8, 2013. The Expiration Date will be extended by Purchaser in accordance with the Transaction Agreement.

Purchaser:	Ocelot Acquisition Corp. (“Purchaser”), a direct wholly owned subsidiary of ACI Worldwide, Inc. (“ACI”)

Minimum Condition:	One of the conditions to Purchaser’s obligation to complete the Offer is that there shall have been validly tendered to Purchaser in the Offer and not withdrawn that number of Shares that, together with any other shares of Company capital stock of ORCC beneficially owned by ACI or its subsidiaries and the Shares to be acquired by Purchaser pursuant to the Shareholders Agreements, constitute a majority of the outstanding shares of capital stock of ORCC, calculated on a as converted, fully diluted basis (this condition is referred to as the “Minimum Condition”).

Other Conditions:

Purchaser is not required to complete the Offer unless, among other things:

•    the applicable waiting period (and any extension of such applicable waiting period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or has terminated (the “Antitrust Condition”);

•    there are no actions, suits, claims, litigations or proceedings by or on behalf of any governmental authority pending or threatened in writing against ORCC, ACI or Purchaser or any of their respective officers or directors, that could reasonably be expected to materially adversely affect the ability of ACI to own or control ORCC or to consummate the transactions contemplated by the Transaction Agreement or seeks to enjoin any of the transactions contemplated by the Transaction Agreement or obtain damages therefrom and which ACI’s board of directors determines in good faith, after consultation with counsel, is or could reasonably be expected to be of material adverse significance (the “Litigation Condition”); and

•    other customary conditions are satisfied or waived.

The conditions of the Offer are described in Section 14—“Conditions of the Offer.” Purchaser may waive some of the conditions to the Offer without the consent of ORCC. Purchaser may not, however, waive the Minimum Condition without the consent of ORCC. See also Section 15—“Certain Legal Matters; Regulatory Approvals” for a description of the antitrust approvals required with respect to the Offer.

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Financing:	The completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. All or a portion of the approximately $292 million to fund the Offer and related expenses is expected to come from borrowings pursuant to the financing commitments described in Section 10—“Source and Amount of Funds.”

ORCC Board Recommendation:	The ORCC Board unanimously recommends that ORCC shareholders (the “Shareholders”) tender their Shares into the Offer and, if necessary under applicable law, vote their Shares to adopt the Transaction Agreement in the Merger. See Section 11—“Background of the Offer.”

Withdrawal Rights:	You may withdraw some or all of the Shares that you previously tendered into the Offer at any time prior to the Expiration Date of the Offer (as it may be extended). Once Purchaser accepts your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw Shares tendered during a Subsequent Offering Period. To withdraw Shares from the Offer, you must deliver a written notice of withdrawal with the required information to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, while you have the right to withdraw the shares. If you tendered Shares by giving instructions to a broker, bank, trust company or other nominee, you must instruct the broker, bank, trust company or other nominee to arrange to withdraw your Shares. See Section 4—“Withdrawal Rights.”

Recent Share Trading Prices:

The closing price for Shares was $2.10 per share on January 30, 2013, the last full trading day before ACI, Purchaser and ORCC announced the Transaction Agreement. The Offer Price represents an 83.3% premium over the January 30, 2013 closing price. You should obtain a current quote for the market price of Shares. See Section 6—“Price Range of Shares; Dividends.”

If the Offer is successful, the Shares may continue to be traded on the Nasdaq Global Select Market (“NASDAQ”) until the time of the Merger, although Purchaser expects trading volume to be significantly below its pre-Offer level. The time period between completion of the Offer and the Merger could be very short.

Certain U.S. Federal Income Tax Considerations:	In general, your sale of Shares for cash will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the tax consequences to you of tendering your Shares into the Offer in light of your particular circumstances. See Section 5—“Certain U.S. Federal Income Tax Considerations.”

Purchase of Preferred Shares; Shareholder Agreements:	Tennenbaum Opportunities Partners V, LP (“TOPV”), Special Value Opportunities Fund, LLC (“SVOF”) and Special Value Expansion Fund, LLC (“SVEF” and, together with SVOF, the “Preferred Shareholders” and the Preferred Shareholders, together with TOPV, the “Tennenbaum Parties”) have agreed to tender, and not withdraw, the Shares they beneficially own in the Offer and sell their Preferred Shares to Purchaser in a privately negotiated transaction immediately following consummation of the Offer. Joseph L. Cowan, ORCC’s President and Chief Executive Officer, has agreed to tender, and not withdraw, all of the Shares he beneficially owns in the Offer. Mr. Cowan and the Tennenbaum Parties are referred to herein together as the “Shareholder Agreement Parties” and individually each as a “Shareholder Agreement Party”. The securities held by the Shareholder Agreement Parties represent an aggregate of 22.3% of the Shares on an as-converted, fully diluted basis (including RSUs that vest within 60 days of the date hereof, but excluding options even if they vest within 60 days since options cannot be

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tendered in the Offer unless they are exercised prior to tender). The Shareholder Agreement Parties have also agreed to take certain actions in support of the Offer and the Merger on the terms and conditions set forth in the Shareholder Agreements.

The Shareholder Agreements terminate in certain events, including if the ORCC Board terminates the Transaction Agreement in order to accept a Superior Proposal. See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transaction—the Shareholder Agreements” for a description of the Shareholder Agreements.

-iv-

QUESTIONS AND ANSWERS RELATING TO THE OFFER

The following are answers to some of the questions you, as a Shareholder, may have about the Offer. You should carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which this Offer to Purchase refers because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Ocelot Acquisition Corp. is offering to buy your securities. Ocelot is a Delaware corporation formed for the purpose of acquiring all of the Shares and the Preferred Shares and is a direct wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Purchaser and ACI.”

When does Purchaser expect the Offer to be completed?

Purchaser intends to complete the Offer as soon as it can. The Expiration Date of the Offer is 12:00 midnight, New York City time, on Friday, March 8, 2013, subject to the satisfaction or waiver of the conditions to the Offer. See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement—Extensions of the Offer.”

Can the Expiration Date be extended and, if so, under what circumstances?

The Offer will be extended if any of the conditions specified in Section 14—“Conditions of the Offer” are not satisfied prior to the scheduled Expiration Date, but not beyond the termination of the Transaction Agreement. Notice of extension of the Expiration Date will be made by public announcement no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

A Subsequent Offering Period would not be an extension of the Offer. Rather, a Subsequent Offering Period would be an additional period of time, beginning after Purchaser has accepted the Shares tendered in the Offer, during which Shareholders may tender any Shares not previously tendered in the Offer may tender their Shares and receive the same consideration provided in the Offer. Purchaser will provide a Subsequent Offering Period of up to 20 business days if all of the other conditions of the Offer are satisfied or waived, but Purchaser receives less than 90% of the outstanding Shares in the Offer.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you hold your Shares through a broker or bank, you must contact your broker or bank and give instructions that your Shares be tendered. See Section 3—“Procedure for Tendering Shares” for further details.

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with the certificates representing Shares tendered to the Depositary, or follow the procedures for book-entry transfer set forth in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase. These materials must reach the Depositary before the Expiration Date. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP)

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and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad—15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase. See Section 3—“Procedure for Tendering Shares” for a description of the terms of the Letter of Transmittal and the representations, warranties and covenants required to be made and agreed to by a tendering Shareholder and the Shareholder Agreement Parties in it.

•

If you are a record holder but your stock certificate is not available or you may not deliver it to the Depositary before the Expiration Date, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent toll free at (888) 750-5834 or collect at (212) 750-5833 for assistance. See Section 3—“Procedure for Tendering Shares” for further details.

Will I have to pay any fees or commissions?

If you are the record holder of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, banker or other nominee, and your broker tenders your shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

Do ACI and Purchaser have the financial resources to make payment?

Yes. ACI and Purchaser estimate that Purchaser will need approximately $292 million to purchase all Shares validly tendered in the Offer, to purchase all Preferred Shares from the holders of such shares, to pay the Merger Consideration in connection with the Merger and to pay related fees and expenses. All or a portion of the approximately $292 million is expected to come from borrowings pursuant to the financing commitments given to ACI by Wells Fargo, the arranger, and Wells Fargo Bank under ACI’s Existing Facility. These commitments are described below in Section 10—“Source and Amount of Funds.” The completion of the Offer is not conditioned upon obtaining or funding of ACI’s financing commitments.

Will the Offer be followed by a Merger?

Yes, unless the conditions to the Merger are not satisfied or waived. See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement—Conditions to the Merger.” If the Merger takes place, all of the Shares not held by ACI, Purchaser, ORCC and any Shareholders who validly exercise their appraisal rights in connection with the Merger, will receive $3.85 per share in cash (or any higher price per share that is paid in the Offer), without interest.

What is the “Top-Up Option” and when will it be exercised?

Pursuant to the Transaction Agreement, in order to facilitate a short-form Merger following completion of the Offer, ORCC has granted to Purchaser an option to purchase from it, at a per Share price equal to the Offer Price, a number of Shares that, when added to the number of Shares beneficially owned by ACI at the time of exercise of the Top-Up Option, constitutes 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. This option is referred to as the “Top-Up Option.” Purchaser

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may not exercise the Top-Up Option if the number of Shares subject to the Top-Up Option exceeds the number of authorized Shares available for issuance and not otherwise reserved for issuance pursuant to obligations of ORCC. On a fully diluted basis, the maximum number of Shares that ORCC may issue pursuant to the Top-Up Option is 29,877,059 Shares. Accordingly, because of the limited number of Shares that are authorized and issuable by ORCC, the Top-Up Option may only be exercised if, after giving effect to all Shares tendered and not validly withdrawn in the Offer, Purchaser and ACI own, directly or indirectly, 82.6% of the Shares outstanding. See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement.”

Will a meeting of the Shareholders be required to approve the Merger?

If Purchaser, ACI and any of ACI’s subsidiaries, collectively, acquire 90% of the total outstanding Shares and 90% of the total outstanding Preferred Shares (the “Short-Form Threshold”), ACI and Purchaser will be able to effect the Merger as a short-form merger under Delaware law, without a meeting of the Shareholders and without a vote or any further action by the Shareholders. If the Short-Form Threshold is not met, then under Delaware law, the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company (giving effect to the conversion of the Preferred Shares) entitled to vote will be required to adopt the Transaction Agreement. If a vote of the Shareholders is required, ORCC will, at ACI’s request, take all actions necessary in accordance with applicable law, the rules of NASDAQ and Delaware law and ORCC’s organizational documents to duly call, give notice of, convene and hold a meeting of Shareholders for this purpose.

If Purchaser successfully complete the Offer, what will happen to the ORCC Board?

If the Offer is consummated and Purchaser acquires the Preferred Shares from the Preferred Shareholders pursuant to the applicable Shareholder Agreements, Purchaser will have the right to designate a majority of the directors to the ORCC Board as Purchaser will own a majority of ORCC’s outstanding voting stock. Therefore, if Purchaser (i) accepts Shares for payment pursuant to the Offer and (ii) acquires the Preferred Shares from the Preferred Shareholders pursuant to the applicable Shareholder Agreements, ACI will obtain control of the management of ORCC shortly thereafter. However, prior to the effective time of the Merger, the approval of a majority of ORCC’s independent directors then in office who were not designated by Purchaser will be required for ORCC to authorize any termination of the Transaction Agreement by ORCC, any amendment of the Transaction Agreement, any extension by ORCC of the time for the performance of any of the obligations or other acts of ACI or Purchaser, or any waiver of any term under the Transaction Agreement or other action adversely affecting the rights of Shareholders (other than ACI or Purchaser). See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions.”

Will ORCC continue as a public company following the Offer and/or the Merger?

If the Merger occurs, ORCC will become a wholly owned subsidiary of ACI and will no longer be publicly owned. Even if the Merger does not occur, if Purchaser acquires Shares in the Offer, there may be so few remaining Shareholders and publicly held shares that the Shares will no longer be eligible to be traded on the NASDAQ or any other securities market, there may not be a public trading market for the Shares, and ORCC may cease making filings with the SEC or otherwise cease being required to comply with applicable law and SEC rules relating to publicly held companies.

Are dissenters’ or appraisal rights available in either the Offer and/or the Merger?

No dissenters’ or appraisal rights are available in connection with the Offer. However, upon consummation of the Merger, Shareholders who have not tendered their Shares in the Offer and who, if a Shareholder vote is required, do not vote in favor of the Merger will have rights under Delaware law to dissent from the Merger and

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demand appraisal of their Shares. Any Shareholders at the time of a “short form” merger under Delaware law would also be entitled to exercise dissenters’ rights pursuant to such a “short form” merger. Any Shareholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware will be entitled to receive a cash payment equal to the “fair value” of their Shares, as determined by a Delaware court. See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—Appraisal Rights.”

Whom can I talk to if I have questions about the Offer?

You can call the Information Agent toll free at (888) 750-5834 or collect at (212) 750-5833 for assistance. See the back cover of the Offer to Purchase for additional contact information for the Information Agent.

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INTRODUCTION

Ocelot Acquisition Corp. (“Purchaser”) is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Online Resources Corporation (“ORCC”), without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”) at a price of $3.85 per Share in cash, without interest (the “Offer Price”). All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively. The Offer Price will be subject to any applicable withholding taxes. See Section 5—“Certain U.S. Federal Income Tax Considerations” for a description of certain U.S. federal income tax considerations related to the sale of Shares in the Offer and the Merger. No interest will be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares.

Purchaser is making the Offer pursuant to the Transaction Agreement, dated as of January 30, 2013, by and among ACI Worldwide, Inc. (“ACI”), Purchaser and ORCC (the “Transaction Agreement”). Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement” contains a more detailed description of the Transaction Agreement. The Offer is conditioned upon the fulfillment of the conditions described in Section 14—“Conditions of the Offer.” Purchaser may waive some of the conditions to the Offer without the consent of ORCC. Purchaser may not, however, waive the Minimum Condition without the consent of ORCC. The Offer will expire at 12:00 midnight, New York City time, on Friday, March 8, 2013, unless Purchaser extends the Offer.

ORCC’S BOARD OF DIRECTORS (THE “ORCC BOARD”) HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE TRANSACTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER. THE ORCC BOARD RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER. FOR INFORMATION WITH RESPECT TO THE POSITION OF THE ORCC BOARD WITH RESPECT TO THE OFFER, PLEASE REVIEW THE SCHEDULE 14D-9 OF ORCC THAT IS BEING DISTRIBUTED TOGETHER WITH THIS OFFER TO PURCHASE.

In connection with the execution and delivery of the Transaction Agreement, ACI and Purchaser entered into separate Shareholder Agreements, dated as of January 30, 2013 (collectively, the “Shareholder Agreements”), with certain funds associated with Tennenbaum Capital Partners, LLC and Joseph L. Cowan, ORCC’s President and Chief Executive Officer (collectively, the “Shareholder Agreement Parties” and individually each a “Shareholder Agreement Party”). Pursuant to such Shareholder Agreements, the Shareholder Agreement Parties have agreed, on the terms and subject to the conditions set forth in the Shareholder Agreements, to tender in the Offer the Shares beneficially owned by them immediately following consummation of the Offer and the Tennenbaum Parties agreed to sell to Purchaser all shares of Series A-1 Convertible Preferred Stock (the “Preferred Shares”) owned by them for cash immediately following the date on which Purchaser accepts for payment the Shares validly tendered in the Offer. As of the date of this Offer to Purchase, the Shares and the Preferred Shares subject to the Shareholder Agreements collectively constitute approximately 22.3% of the Shares on an as-converted, fully diluted basis (including RSUs that vest within 60 days of the date hereof, but excluding options even if they vest within 60 days since options cannot be tendered in the Offer unless they are exercised prior to tender). The Shareholder Agreements terminate in certain events, including if the ORCC Board terminates the Transaction Agreement in order to accept a Superior Proposal (as defined below). See Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Shareholder Agreements” for a description of the Shareholder Agreements.

ORCC has advised ACI and Purchaser that, to the best of ORCC’s knowledge, each executive officer and director of ORCC currently intends to tender all Shares held of record or beneficially owned by such person into the Offer. ORCC has informed Purchaser and ACI that, as of the date of this Offer to Purchase, ORCC’s directors and executive officers (including Mr. Cowan) beneficially own in the aggregate 1,170,913 Shares that are eligible for tender in the Offer, which Shares represent 2.9% of the Shares on an as-converted, fully diluted basis (including RSUs that vest within 60 days of the date hereof, but excluding options even if they vest within 60 days since options cannot be tendered in the Offer unless they are exercised prior to tender). These Shares exclude Shares owned by the Preferred Shareholders that may be deemed to be beneficially owned by one of ORCC’s directors. Mr. Cowan’s Shares that are subject to his Shareholder Agreement and that are eligible for tender in the Offer represent 1.4% of the Shares as calculated above.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer.

On the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay the Offer Price for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—“Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Friday, March 8, 2013, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is conditioned upon, among other things:

•	The Minimum Condition; and

•	the Antitrust Condition.

The Offer is also subject to other customary conditions, including the absence of a material adverse effect with respect to ORCC. See Section 14—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.” Purchaser may waive some of the conditions to the Offer without the consent of ORCC. Purchaser may not, however, waive the Minimum Condition without the consent of ORCC. ORCC has advised ACI and Purchaser that, as of the close of business, on January 29, 2013, there were 40,122,914 Shares on a fully diluted basis.

Purchaser will, if any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, extend the Expiration Date for one or more periods of five business days. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the tendering Shareholders’ rights to withdraw such Shares. See Section 4—“Withdrawal Rights” and Section 14—“Conditions of the Offer.”

In accordance with Rule 14d-11 under the Exchange Act and the Transaction Agreement, if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn, together with the Shares held by ACI and Purchaser, if any, is less than 90% of the then-outstanding number of Shares, then, upon the Expiration Date and the initial purchase of Shares by Purchaser on the Acceptance Date, Purchaser will provide a Subsequent Offering Period for an aggregate period not to exceed 20 Business Days (for all such extensions) and Purchaser will (i) give the required notice of such Subsequent Offering Period and (ii) accept and promptly pay for all Shares tendered as of such applicable expiration date.

If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which Shareholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available:

•	it will remain open for such period or periods as Purchaser will specify (but no less than three business days);

•	Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn;

•	Purchaser will immediately accept and promptly pay for Shares as they are tendered; and

•	the price per Share will be the same as the Offer Price.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a day on which banks in New York City are required or authorized to be closed.

If Purchaser provides or extends a Subsequent Offering Period, Purchaser will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

Purchaser also reserves the right to waive, in whole or in part, any of the conditions to the Offer and to change the Offer Price; except that ORCC’s prior written consent is required for Purchaser to:

•	decrease the Offer Price or change the form of consideration payable pursuant to the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	impose conditions to the Offer in addition to those set forth in Section 14—“Conditions of the Offer”;

•	waive or change the Minimum Condition; or

•	amend any other term of the Offer in a manner adverse to ORCC or its Shareholders.

If Purchaser makes a material change in the terms of the Offer or waive a material condition to the Offer, Purchaser will disseminate additional tender Offer materials to the extent required by applicable law. The minimum period during which a tender Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an Offer must remain open for a minimum period of time following a material change in the terms of such Offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an Offer. The release states that an Offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to Shareholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser increases the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, Purchaser will extend the Offer at least until the expiration of that period of ten business days. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all Shareholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement of such extension, termination or amendment. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

ORCC has provided Purchaser with its Shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the Shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.

On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions of the Offer set forth in Section 14—“Conditions of the Offer.” Purchaser may waive some of the conditions to the Offer without the consent of ORCC. Purchaser may not, however, waive the Minimum Condition without the consent of ORCC. If Purchaser provides a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Transaction Agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that Purchaser is or may be required to obtain prior to the completion of the Offer, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see Section 15—“Certain Legal Matters; Regulatory Approvals.”

Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as the tendering Shareholders’ agent for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering Shareholders. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied, and tendering Shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any Subsequent Offering Period), payment for Shares that are accepted for payment will be made only after timely receipt by the Depositary of:

•

certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in Section 3—“Procedure for Tendering Shares—Book-Entry Delivery”)),

•

a properly completed and duly executed Letter of Transmittal, with any required signature guarantees or an Agent’s Message (defined in Section 3—“Procedure for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry transfer, and

•	any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of its acceptance to the Depositary. See Section 3—“Procedure for Tendering Shares” for a description of the procedure for tendering Shares pursuant to the Offer.

Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If Purchaser does not accept for payment any tendered Shares pursuant to the Offer for any reason, or if the tendering Shareholders submit certificates for more Shares than are tendered, Purchaser will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to such tendering Shareholders (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the tendering Shareholders’ rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for Shareholders to tender Shares into the Offer, the Depositary must receive the Letter of Transmittal, properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) the tendering Shareholder must deliver certificates representing tendered Shares to the Depositary or the tendering Shareholder must cause his Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book—Entry Transfer Facility or (ii) such tendering Shareholder must comply with the guaranteed delivery procedures set forth below.

For purposes of the Offer, “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at the tendering Shareholder’s election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, Purchaser recommends tendering Shareholders use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, tendering Shareholders should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Shareholder’s acceptance of the Offer, as well as such tendering Shareholder’s representation and warranty that (i) such tendering Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with the rules prohibiting so-called “short tenders” under Rule 14e-4 under the Exchange Act, and (iii) such tendering Shareholder has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered by the tendering Shareholder pursuant to the Offer will constitute a binding agreement between such tendering Shareholder and Purchaser with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer its Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized

Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for Shares, with the signatures on the certificates for Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates for Shares.

Guaranteed Delivery. If a Shareholder wishes to tender Shares pursuant to the Offer and cannot deliver his Shares and all other required documents to the Depositary by the Expiration Date or may not complete the procedure for delivery by book-entry transfer on a timely basis, such Shareholder may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice.

Backup U.S. Federal Income Tax Withholding; Internal Revenue Service Forms. Under the U.S. federal income tax laws, the Depositary generally will be required to backup withhold at the applicable statutory rate (currently 28%) from any payments made pursuant to the Offer unless the tendering Shareholder provides the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to such backup withholding by completing the Internal Revenue Service Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If the tendering Shareholder is a nonresident alien or foreign entity, such tendering Shareholder generally will not be subject to backup withholding if such tendering Shareholder certifies his or her foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy. By executing a Letter of Transmittal, a tendering Shareholder irrevocably appoints Purchaser’s designees as his attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of his rights with respect to the Shares tendered and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon Purchaser’s acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by the tendering Shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, Purchaser’s designees will be empowered to exercise all the tendering Shareholder’s voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon its acceptance for payment of such Shares, Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of Shareholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Shareholders.

Determination of Validity. Purchaser will determine, in its discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding. Purchaser reserves the right to reject any or all tenders of Shares that Purchaser determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waivers of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to such Letter of Transmittal) will be final and binding.

4. Withdrawal Rights.

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date.

If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may, on Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that a tendering Shareholder duly exercises withdrawal rights as described in this Section 4.

For a tendering Shareholder’s withdrawal to be effective, a written or telegraphic notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in Section 3—“Procedure for Tendering Shares.”

If Purchaser provides a Subsequent Offering Period (as described in more detail in Section 1—“Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

Purchaser will determine, it its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and its determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Considerations.

The following discussion summarizes certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) who sell Shares for cash pursuant to the Offer or whose Shares are converted into cash pursuant to the Merger, and is based upon present law (which is subject to change or differing interpretation at any time, possibly with retroactive effect). Due to the individual nature of tax consequences, tendering Shareholders are urged to consult their tax advisors as to the specific tax consequences to them of the Offer or the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if a tendering Shareholder holds his Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), which generally means property held for investment. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers in securities, commodities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, banks and certain other financial institutions, tax-exempt organizations, former citizens or residents of the United States, Shareholders that are pass-through entities or the investors in such pass-through entities, regulated investment companies, real estate investment trusts, Shareholders whose “functional currency” is not the U.S. dollar, investors liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, persons who are not U.S. Holders, persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction, persons who acquired their Shares through the exercise of employee stock options or otherwise as compensation and persons who hold or have held directly, indirectly or constructively more than 5% of the outstanding Shares or affiliates of such persons). This discussion does not address any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax. Purchaser has not sought, nor does Purchaser expect to seek, any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurances that the Internal Revenue Service will not take a different position concerning the tax consequences of the exchange of Shares for cash pursuant to the Offer or the Merger or that any such position would be sustained.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is a citizen or resident of the United States, a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership (including any entity or arrangement treated as a partnership or other flow-through entity for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner or member in the partnership or other flow-through entity generally will depend upon the status of the partner or member and the activities of the partnership or other flow-through entity. Persons holding Shares through a partnership or other flow-through entity should consult their own tax advisors regarding the tax consequences of exchanging the Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

A U.S. Holder’s sale of Shares for cash pursuant to the Offer or the conversion of Shares into cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, such a U.S. Holder will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in the Shares exchanged pursuant to the Offer or the Merger and the amount of cash received in exchange therefor (determined before any deductions). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares is more than one year as of the date of the exchange of such shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

In addition, certain U.S. Holders who are individuals, estates or trusts whose income exceeds certain thresholds and who have “net investment income” as defined by the Code, may be subject to a 3.8% Medicare contribution tax on all or a portion of their capital gain from the sale of their Shares. U.S. Holders should consult their own tax advisors regarding the effect, if any, of the Medicare contribution tax on their exchange of Shares for cash pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding. Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable statutory rate if the Shareholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or fails to otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding generally will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the Internal Revenue Service. See Section  3—“Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.”

6. Price Range of Shares; Dividends.

Shares are listed and principally traded on NASDAQ under the symbol “ORCC.” The following table sets forth for the periods indicated the high and low sales prices per share on NASDAQ as reported in published financial sources:

	High	Low
2010
First Quarter	$5.25	$3.67
Second Quarter	5.05	4.00
Third Quarter	4.85	3.78
Fourth Quarter	5.27	4.29
2011
First Quarter	$7.01	$3.63
Second Quarter	3.95	3.04
Third Quarter	3.56	2.45
Fourth Quarter	2.95	2.23
2012
First Quarter	$3.03	$2.50
Second Quarter	2.98	2.18
Third Quarter	2.93	2.19
Fourth Quarter	3.02	2.07
2013
First Quarter (through February 7, 2013)	$3.84	$2.05

ORCC has not paid cash dividends during the last two years. Pursuant to the terms of the Transaction Agreement, ORCC has agreed to not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned subsidiary of ORCC to ORCC or a wholly owned subsidiary of ORCC.

The reported closing sales price per Share on NASDAQ for Shares was $2.10 per share on January 30, 2013, the last full trading day before ACI announced the Transaction Agreement. The Offer Price represents an 83.3% premium over the January 30, 2013 closing price. Before deciding whether to tender, Shareholders should obtain a current market quotation for Shares.

7. Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for Shares. If the Offer is consummated but the Merger does not take place, the number of Shareholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by Shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, Shareholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering Shareholders will be paid earlier (and except that those Shareholders who do not tender their Shares in the Offer may have the ability to exercise appraisal rights in connection with the Merger).

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ. The rules of NASDAQ establish certain criteria that, if not met, could lead to the delisting of the Shares from NASDAQ. Among such criteria are the number of Shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of NASDAQ for continued listing and the listing of Shares is discontinued, the market for Shares could be adversely affected.

If NASDAQ were to delist Shares (which Purchaser intends to seek if Purchaser acquires control of ORCC and the Shares no longer meet the NASDAQ listing requirements), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for Shares would be reported by such exchange or other sources. The extent of the public market for Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act as described below and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of ORCC to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of Shares under the Exchange Act, assuming there are no other securities of ORCC subject to registration, would substantially reduce the information required to be furnished by ORCC to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a Shareholders’ meeting and the related requirement to furnish an annual report to Shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to ORCC. Furthermore, “affiliates” of ORCC and persons holding “restricted securities” of ORCC may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or eligible for stock exchange listing. Purchaser believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Purchaser’s intention to cause ORCC to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning ORCC.

ORCC is a Delaware corporation that commenced operations in 1989, with principal executive offices located at 4795 Meadow Wood Lane, Chantilly, Virginia 20151. ORCC’s telephone number at such address is (703) 653-3100.

The information concerning ORCC contained in this Offer to Purchase has been taken from or is based upon information furnished by ORCC or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to ORCC’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Purchaser has no knowledge that would indicate that any statements contained in this Offer to Purchase based on such documents and records are untrue in any material respect. However, Purchaser does not assume any responsibility for the accuracy or completeness of the information concerning ORCC, whether furnished by ORCC or contained in such documents and records, or for any failure by ORCC to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

ORCC develops and supplies its proprietary Digital Payment Framework to power ePayments choices between millions of consumers and financial institutions, creditors and billers. ORCC services two primary business lines: bill payment and transaction processing, and online banking and account presentation. ORCC’s digital bill payment services directly link financial interactions between banks and billers, while its outsourced, web—and phone-based financial technology services enable clients to fulfill payment, banking and other financial services to their millions of end users. The ORCC Digital Payment Framework is built upon a foundation of security and innovation, and features a wide range of configurable services enabling ORCC’s clients to take advantage of industry-leading agility, flexibility and breadth of solution.

ORCC Projections. ORCC’s management prepares projections of its expected financial performance as part of its ongoing management of the business. ORCC does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with ACI’s due diligence, ORCC made available certain projected and budgeted financial information concerning ORCC to ACI. ORCC advised ACI that ORCC’s internal financial forecasts (upon which the projections provided to ACI were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of ACI, Purchaser, ORCC or their respective affiliates or representatives considered or now considers the projections to be a reliable prediction of future events, and this information should not be relied upon as such. These projections are being provided in this document only because ORCC made them available to ACI in connection with ACI’s due diligence review of ORCC and are not being provided to influence any Shareholder to make any investment decision with respect to the Offer or any other purpose. None of ACI, Purchaser, ORCC or any of their respective affiliates or representatives assume any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below, nor do they make any representation to any person regarding the projections. None of ACI, Purchaser, ORCC or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term). In this regard, investors are cautioned not to place undue reliance on the projected information provided.

It is ACI’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, it is ACI’s understanding that neither ORCC’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

ORCC has advised that the financial projections reflect numerous estimates and assumptions (not all of which were provided to ACI) made by ORCC with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to ORCC’s business, such as a decrease in demand for its products and services, competition and levels of operating expenses, all of which are difficult to predict and many of which are beyond ORCC’s control. The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of ORCC’s industry and based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, ORCC’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in ORCC’s Annual Report on Form 10-K for the year ended December 31, 2011, and in ORCC’s other filings with the SEC. The financial projections may not, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ORCC contained in ORCC’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer, the Merger or the other transactions contemplated by the Transaction Agreement. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. The Shareholders are cautioned not to place undue, if any, reliance on the financial projections included in this Offer to Purchase.

The financial projections include the following estimates of ORCC’s future financial performance:

	Fiscal Year Ended December 31,
	2012(2)	2013	2014	2015	2016
	(in millions)
Revenue	$166.9	$175.0	$194.8	$221.9	$251.3
Adjusted EBITDA(1)	$35.8	$33.7	$37.3	$46.0	$54.5
Net Income	$(1.8)	$12.2	$14.5	$18.9	$24.8

(1)	Adjusted EBITDA is defined herein as net income (loss) before interest, taxes, depreciation and amortization, equity compensation expense, reserve for potential legal liability, strategic alternatives process costs, transition costs (including severance, retention and ORCC’s India start up costs), restructuring costs and other expense.
(2)	The 2012 projections for Revenue, Adjusted EBITDA and Net Income differ from the respective projections in ORCC’s Schedule 14D-9 by $0.9, $1.8 and $11.6 million, respectively. The differences were caused by certain year-end adjustments and reconciliations.

	Fiscal Year Ended December 31,
	2012(3)	2013	2014	2015	2016
Reconciliation of Adjusted EBITDA
Net income (Loss)	$(1.8)	$12.2	$14.5	$18.9	$24.8
Depreciation and amortization	$13.3	$10.5	$11.0	$12.8	$12.4
Equity compensation expense	$3.0	$2.8	$2.8	$3.2	$3.8
Reserve for potential legal liability	$18.8	—	—	—	—
Transition costs	$2.5	$0.3	—	—	—
Other (income) expense	$1.6	$0.2	$(0.2)	$(0.8)	(2.0)
Income tax provision	$(1.6)	$7.7	$9.2	$11.9	$15.5
Adjusted EBITDA	$35.8	$33.7	$37.3	$46.0	$54.5

(3)	The 2012 projections for Net Income, Income Tax Provision and Adjusted EBITDA differ from the respective projections in ORCC’s Schedule 14D-9 by $11.6, $5.4 and $1.8 million respectively. The differences were caused by certain year-end adjustments and reconciliations.

Additional Information. ORCC is subject to the informational and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. ORCC’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9. Certain Information Concerning Purchaser and ACI.

Purchaser is a Delaware corporation incorporated on January 30, 2013, with principal executive offices at 3520 Kraft Rd, Suite 300, Naples, Florida 34105. The telephone number of Purchaser’s principal executive offices is (239) 403-4600. To date, Purchaser has engaged in no activities other than those incidental to Purchaser’s formation, entry into the Transaction Agreement and commencement of the Offer. Purchaser is a direct wholly owned subsidiary of ACI.

ACI is a Delaware corporation, with principal executive offices at 3520 Kraft Rd, Suite 300, Naples, Florida 34105. The telephone number of ACI’s principal executive offices is (239) 403-4600. ACI and its subsidiaries develop, market, install and support a broad line of software products and services primarily focused on facilitating electronic payments. In addition to its own products, ACI distributes, or acts as a sales agent for, software developed by third parties. These products and services are used principally by financial institutions, retailers and electronic payment processors, both in domestic and international markets. Most of ACI’s products are sold and supported through distribution networks covering three geographic regions – the Americas, Europe/Middle East/Africa and Asia/Pacific. Each distribution network has its own sales force that it supplements with independent reseller and/or distributor networks. ACI’s products are marketed under the ACI and ACI Payment Systems brands.

The electronic payments market is comprised of financial institutions, retailers, third-party electronic payment processors, payment associations, switch interchanges and a wide range of transaction-generating endpoints, including automated teller machines, retail merchant locations, bank branches, mobile phones, corporations and Internet commerce sites. The authentication, authorization, switching, settlement and reconciliation of electronic payments is a complex activity due to the large number of locations and variety of sources from which transactions can be generated, the large number of participants in the market, high transaction volumes, geographically dispersed networks, differing types of authorization, and varied reporting requirements. These activities are typically performed online and are often conducted 24 hours a day, seven days a week.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of ACI and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase or in Schedule I:

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none of Purchaser, ACI and, to Purchaser’s and ACI’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of ACI, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of ORCC;

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none of ACI, Purchaser and, to ACI’s and Purchaser’s knowledge, the persons or entities referred to in the first clause above has effected any transaction in Shares or any other equity securities of ORCC during the past 60 days;

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none of ACI, Purchaser and, to ACI’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ORCC (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations);

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during the two years before the date of this Offer to Purchase, there have been no transactions between ACI, Purchaser, their subsidiaries or, to ACI’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ORCC or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations;

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during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between ACI, Purchaser, their subsidiaries or, to ACI’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ORCC or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets;

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none of ACI, Purchaser and, to ACI’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and

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none of ACI, Purchaser and, to ACI’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information. ACI is subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. ACI is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with ACI. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to ORCC in Section 8 — “Certain Information Concerning ORCC.”

10. Source and Amount of Funds.

Purchaser anticipates that it will need approximately $292 million to purchase all Shares validly tendered in the Offer, to purchase all Preferred Shares from the holders of such shares, to pay the Merger Consideration in connection with the Merger of Purchaser into ORCC, which is expected to follow the successful completion of the Offer, and to pay related fees and expenses. All of the approximately $292 million is expected to come from borrowings pursuant to the proposed commitments described below in this Section 10. ACI has received a commitment letter, as amended and restated, from Wells Fargo Securities, LLC (“Wells Fargo” or the “Arranger”) and Wells Fargo Bank, National Association (“Wells Fargo Bank”), for, among other things, Wells Fargo to arrange, and Wells Fargo Bank to provide, subject to certain conditions, up to $750 million for the purpose of financing the Merger Consideration, as well as for other payments made in connection with the Offer and, in the case of the New Facility (as defined below), refinancing ACI’s Existing Term Loan (as defined below) and Existing Revolving Facility (as defined below). No other plans or arrangements have been made to finance or repay such financing after the consummation of the Offer and the Merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

Commitments. ACI has obtained commitments from Wells Fargo to arrange, and Wells Fargo Bank to provide, subject to certain conditions, senior bank financing consisting of up to $750 million either (i) under a proposed new secured credit facility, comprised of a $600 million senior secured term loan facility (the “New Term Facility”) and a $150 million senior secured revolving credit facility (the “New Revolving Facility” and, together with the New Term Facility, the “New Facility”), or (ii) under a proposed amendment (the “Amendment”) to ACI’s existing senior credit facility, comprised of an existing $200 million senior secured term loan (the “Existing Term Loan”) and a new $300 million senior secured incremental term loan facility (the “Incremental Term Facility” and together with the Existing Term Loan, collectively, the “Existing Term Facility”) and an existing $250 million senior secured revolving credit facility (the “Existing Revolving Facility” and, together with the Existing Term Facility, the “Existing Facility”), in each case, for financing the transactions and, in the case of the New Facility, refinancing ACI’s existing Term Loan and Existing Revolving Facility. The New Term Facility and Existing Term Facility are sometimes referred to herein individually as a “Term Facility” and collectively as the “Term Facilities”, the New Revolving Facility and Existing Revolving Facility are sometimes referred to herein individually as a “Revolving Facility” and collectively as the “Revolving Facilities”, and the New Facility and Existing Facility are sometimes referred to herein individually as a “Facility” and collectively as the “Facilities”. Additionally, ACI will have the right, but not the obligation, to increase the amount of the applicable Facility by incurring an incremental term loan facility or increasing the applicable Revolving Facility in an aggregate principal amount not to exceed $75 million, subject to certain conditions and under terms to be determined.

Interest; Letter of Credit Fees; Unused Commitment Fees. Each loan made under the Existing Facility will bear interest at an adjusted LIBOR rate or alternate base rate plus the margin described in the chart below. Unused loan commitments under the Incremental Term Facility will be subject to an unused commitment fee of 0.50% per annum.

Level	Leverage Ratio	Eurodollar Spread	ABR Spread
Level 1	≥3.25:1.00	2.50%	1.50%
Level 2	≥2.75:1.00 and <3.25:1.00	2.25%	1.25%
Level 3	≥2.00:1.00 and <2.75:1.00	2.00%	1.00%
Level 4	≥1.00:1.00 and <2.00:1.00	1.75%	0.75%
Level 5	<1.00:1.00	1.50%	0.50%

Each loan made under the New Facility will bear interest at an adjusted LIBOR rate or alternate base rate plus the margin described in the chart below. In no event, will the adjusted LIBOR rate under the New Facility be less than 1.25% per annum. Unused loan commitments under the New Facility will be subject to an unused commitment fee, as described in the chart below.

Level	Leverage Ratio	Commitment Fee Rate	Eurodollar Spread	ABR Spread
Level 1	≥3.25:1.00	0.50%	2.50%	1.50%
Level 2	≥2.75:1.00 and <3.25:1.00	0.40%	2.25%	1.25%
Level 3	≥2.00:1.00 and <2.75:1.00	0.35%	2.00%	1.00%
Level 4	≥1.00:1.00 and <2.00:1.00	0.30%	1.75%	0.75%
Level 5	<1.00:1.00	0.25%	1.50%	0.50%

Interest periods on adjusted LIBOR rate-based loans may be one, two, three or six months, at ACI’s option. In the case of adjusted LIBOR rate-based loans, interest will accrue on the basis of a 360-day year, and will be payable on the last day of each relevant interest period and, for any interest period longer than three months, on each successive date three months after the first day of such interest period. Interest will accrue on alternate base rate-based loans on the basis of a 365/366-day year (or 360-day year if based on the adjusted LIBOR rate) and shall be payable quarterly in arrears.

Letter of Credit fees will be payable quarterly in arrears and will equal an amount equal to (x) the applicable margin in effect for adjusted LIBOR rate-based loans times (y) the average daily maximum aggregate amount available to be drawn under all Letters of Credit. In addition, fronting fees will be payable quarterly in arrears to the issuers of any Letters of Credit.

Conditions to Borrowing. Borrowing under the applicable Facility will be subject to certain conditions. Set forth below is a description of certain conditions precedent to borrowing under the applicable Facility:

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the satisfactory negotiation, execution and delivery of definitive loan documents relating to the applicable Facility (to be based upon and substantially consistent with the terms set forth in the commitment letter and the fee letter) in the form and substance reasonably satisfactory to the Arranger;

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since January 30, 2013, with respect to ORCC, there shall not have occurred any event, change, effect, development, condition or occurrence (each, an “Effect”) individually or in the aggregate with all other Effects, that (i) is or could reasonably be expected to be materially adverse on, or with respect to, the business, financial condition or results of operations of ORCC, taken as a whole; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute or be taken into account in determining whether there has been, or will be, a Material Adverse Effect (as defined below): any Effect (a) in or generally affecting the economy or the financial or securities markets in the countries or industries in which ORCC operates generally or (b) to the extent resulting from or arising out of (A) any changes in law or GAAP, (B) any natural disasters or weather-related event, (C) any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism, (D) ORCC’s failure to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Material Adverse Effect), (E) any change in the market price or trading volume of the ORCC’s securities, (it being understood that the facts or occurrences giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect) unless such change results from the matters set for the in clauses (a) or (b)(A), (B), (C), (D), (F), (G), (H), or (I), (F) costs incurred by ORCC in connection with the Transaction Agreement or the transactions contemplated thereby, including financial advisory and legal costs including legal costs resulting from the execution or announcement of the Transaction Agreement; (G) any change attributable predominantly to the negotiation, execution, announcement, pendency or pursuit of the Transaction (as defined in the Transaction Agreement), including any cancellation or delays in customer orders, any reduction in sales and any disruption in supplier, distributor, partner or similar relationships; (H) certain matters specifically identified in writing by ORCC to ACI and Purchaser prior to January 30, 2013, (I) any change arising from or relating to compliance with the express terms of the Transaction Agreement, or action taken, or failure to act, to which ACI, Purchaser and Wells Fargo have consented, but only to the extent, in each of clauses (a), (b)(A), (b)(B) and (b)(C), that such Effect does not affect ORCC, taken as a whole, in a disproportionate manner relative to other participants in the industries in which ORCC operates;

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in the case of the Incremental Term Facility, there will not exist (pro forma for the acquisition and the financing thereof) any default or event of default under any of the definitive loan documents relating to the Incremental Term Facility, or under any other material indebtedness of ACI or its subsidiaries;

•	in the case of the New Facility, the Specified Representations (defined below) will be true and correct;

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Purchaser has accepted for payment, pursuant to the Offer, Shares that, when aggregated with the Preferred Shares purchased by Purchaser, represent at least a majority (calculated on a fully diluted basis) of the then-issued and outstanding Shares and not less than a majority (calculated on a fully diluted basis) of the voting power of the then-issued and outstanding Shares entitled to vote in the election of directors or in Shareholder votes generally;

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the Offer and the purchase of the Preferred Shares by Purchaser have been completed concurrently with the funding of the applicable Term Facility, in each case, in accordance with the applicable acquisition documents without amendment or waiver (except to the extent such waiver (including any consent or discretionary determination as to the satisfaction of any condition) is not materially adverse to Wells Fargo or the applicable lenders) or other modification of any of the terms or conditions thereof;

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the proceeds from the borrowings made on the closing date of the applicable Facility will be the sole and sufficient sources of funds to consummate the transactions contemplated to occur on such date, including to refinance certain existing indebtedness of ORCC and to pay the transaction costs (and, after the application of proceeds from the applicable Facility, ORCC shall not have any material indebtedness for borrowed money other than the indebtedness under the applicable Facility and other indebtedness of ORCC permitted to remain outstanding upon ORCC becoming a subsidiary of ACI);

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Wells Fargo Bank has received (i) audited financial statements of ORCC for each of the three fiscal years ended at least 45 days prior to the closing date of the applicable Facility, (ii) as soon as internal financial statements are available to ORCC unaudited financial statements for any interim period or periods of ORCC ended after the date of the most recent audited financial statements and more than 45 days prior to the closing date of the applicable Facility, (iii) customary pro forma financial statements, in each case meeting the requirements of Regulation S-X for Form S-1 registration statements or otherwise reasonably satisfactory to the Arranger, and (iv) projections prepared by management of balance sheets, income statements and cash flow statements, in each case for the period through and including the maturity date of applicable Facility;

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all costs, fees, expenses and other compensation then due with respect to the applicable Facility have been paid and ACI shall have complied in all material respects with all of its other obligations under the commitment letter and the fee letter relating to the Facilities;

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all loans made by the applicable lenders to ACI or any of its affiliates on the closing date of the applicable Facility shall be in full compliance with the Federal Reserve’s Margin Regulations and ACI shall have delivered a duly completed Form U-1 pursuant to Regulation U of the Federal Reserve Board;

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the Arranger shall have received, among other things, (i) legal opinions, evidence of authority, corporate records and documents from public officials, lien searches and solvency and officer’s certificates reasonably satisfactory to the Arranger, (ii) (a) confirmation satisfactory to the Arranger of repayment in full of all indebtedness of ORCC (other than the indebtedness under the applicable Facility and other indebtedness of ORCC permitted to remain outstanding upon ORCC becoming a subsidiary of ACI) and termination or release of all liens or security interests relating thereto, and, in each case, on terms reasonably satisfactory to the Arranger or (b) in the case of the New Facility, (A) confirmation satisfactory to the Arranger of repayment in full of all outstanding indebtedness of ACI under its existing credit agreement (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by ORCC with the SEC on October 3, 2011) and provision for termination and release of all liens or security interests relating thereto and (B) termination of ACI’s existing credit agreement and commitments relating thereto, (iii) evidence of requisite approval of the board of directors of ORCC and material third party and governmental consents necessary in connection with the acquisition, the related transactions or the financing thereof, (4) possessory collateral and financing statements sufficient when properly filed to perfect liens and pledges on the collateral securing the Facility, (5) evidence of insurance, and (6) at least five business days prior to the closing date of the Facility, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act documentation and information;

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accuracy of representations and warranties (i) under the applicable Facility (and, in the case of ORCC, only with respect to the Specified Representations referred to below) and (ii) made by or with respect to ORCC and/or the sellers of ORCC or their respective subsidiaries or affiliates or with respect to ORCC’s operations in the acquisition documents as are material to the interest of the lenders (but only to the extent that ACI or one of its affiliates has the right to terminate its obligations under the Transaction Agreement as a result of a breach of such representations in the Transaction Agreement (in each case, determined without regard to any notice requirement); and

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the Arranger shall have been afforded a period to solicit consents to the Amendment and syndicate the applicable Facilities that is no less than the later of (i) 20 business days following the date that the Offer is launched (it being agreed that, for the purpose of this calculation, such calculation of business days shall be made in accordance with Rules 14e-1(a) and 14d-1(g)(3) of the Securities Exchange Act of 1934) and (ii) 5:00 p.m. on the Expiration Date (such later date, the “Marketing Period Expiration Date”).

Notwithstanding any of the conditions outlined above, ACI and Wells Fargo agree that the completion of the syndication of the applicable Facility will not constitute a condition precedent to the closing of the applicable Facility and it is acknowledged and agreed that (i) in the event that signature pages to the Amendment from the “Required Lenders” (as defined in ACI’s existing credit agreement) are received and released from escrow on or prior to the date that is the earlier of ten business days after the primary bank meeting for the lenders party to ACI’s existing credit agreement and prospective Incremental Term Facility lenders and February 22, 2013 (it being understood and agreed that the Arranger may extend the Required Amendment Approval Date in its sole discretion upon written notice thereof) (such earlier date, the “Required Amendment Approval Date”) and the conditions set forth in the commitment letter are satisfied, nothing therein may impair the availability of the Incremental Term Loan on or after the Marketing Period Expiration Date, and (ii) in the event that signature pages to the Amendment from the “Required Lenders” (as defined in ACI’s existing credit agreement) are not received and released from escrow on or prior to the Required Amendment Approval Date, then, provided that the other conditions set forth in the commitment letter are satisfied, nothing therein may impair the availability of the New Credit Facilities on or after the Marketing Period Expiration Date.

Maturity. ACI expects that (i) the contemplated Existing Facility will mature on November 10, 2016 and, alternatively, (ii) the contemplated New Term Facility will mature on the six-year anniversary of the closing of the New Loan Facility and the contemplated New Revolving Facility will mature on the five-year anniversary of the closing of the New Loan Facility.

Prepayments and Repayments. The loans made under the applicable Facility may be voluntarily repaid without premium or penalty, subject to ACI’s payment of breakage costs in connection with any Adjusted LIBOR Rate-based loans.

Subject to certain exceptions and reductions, loans made under the Term Facility (and after payment in full of the Term Facility, loans under the Revolving Facility (without a permanent reduction of commitments)) will be mandatorily prepaid with (i) 100% of the net cash proceeds of any sale or other disposition of any property or assets of ACI or any of its subsidiaries, (ii) 100% of the net cash proceeds of insurance paid on account of any loss of any property or assets of ACI or any of its subsidiaries, (iii) 50% of the net cash proceeds of any issuance of equity by ACI, (iv) 100% of the net cash proceeds of any incurrence of indebtedness for borrowed money by ACI or any of its subsidiaries, and (v) 50% of excess cash flow (to be defined in the loan documents) if the Leverage Ratio (as defined in the commitment letter relating to the Facilities) is greater than 2.50:1.00.

Guarantee. All obligations of ACI under the applicable Facility will be unconditionally guaranteed by each of ACI’s material existing and subsequently acquired or organized domestic direct and indirect subsidiaries, including, after the Merger, ORCC.

Security. All obligations of ACI and any guarantor under the applicable Facility and any interest rate and/or currency hedging obligations of ACI or any guarantor owed to the Arranger, any agent or lender, or any affiliate of the Arranger, any agent or lender will be secured by first priority security interests in all assets of ACI (including 100% of the capital stock of each material domestic subsidiary and 65% of the capital stock of each material first-tier foreign subsidiary of ACI and all intercompany debt) and any guarantor (except as otherwise agreed to by Wells Fargo).

To the extent that the proceeds of the applicable Facility funded on the closing date of the Offer exceed an amount equal to the sum of (i) the total consideration payable in accordance with the Offer documents in respect of the shares accepted in the Offer and the purchase of the Preferred Shares, plus (ii) the transaction costs payable on the closing date of the New Facility, plus (iii) the amount necessary to refinance all outstanding indebtedness under ACI’s existing credit agreement, plus (iv) the amount necessary to refinance all existing indebtedness of ORCC to be refinanced on the closing date of the New Facility, plus (v) all fees, commissions and expenses payable on the closing date of the New Facility, the excess amount shall be funded directly into a blocked account of ACI held at Wells Fargo which account shall be subject to a perfected first priority security interest to secure the obligations of ACI in respect of the applicable Facility pursuant to arrangements and documentation (including, without limitation, a control agreement) in form and substance satisfactory to Wells Fargo (the “Escrow Account”).

Representations and Warranties. The credit agreement for the applicable Facility will contain representations and warranties substantially the same as in ACI’s existing credit agreement.

On the closing date of the New Facility, the only representations and warranties relating to ORCC, ACI or their subsidiaries and businesses that will be a condition precedent to the initial funding of the New Facility will be (i) the representations and warranties made by ORCC and/or the sellers of ORCC or their respective subsidiaries or affiliates or with respect to ORCC or ORCC’s operations in the acquisition documents as are material to the interest of the lenders (but only to the extent that ACI or one of its affiliates has the right to terminate its obligations under the Transaction Agreement or otherwise decline to consummate the Offer or the Merger as a result of a breach of such representations in the Transaction Agreement or any such representation not being accurate (in each case, without regard to any notice requirements) and (ii) representations and warranties relating to: due organization and corporate existence, good standing, requisite power and authority; due authorization, execution, delivery and enforceability of the applicable loan documents; no conflicts with or consents required under constituent documents or applicable laws; no breach or violation of material agreements except as could not reasonably be expected to have a Material Adverse Effect (as defined below) on ACI and its subsidiaries, taken as a whole; solvency; use of proceeds; the Investment Company Act and margin stock matters; Patriot Act, OFAC and related matters; and creation, validity, perfection and priority of the security interests granted in the proposed collateral (the representations and warranties specified in this clause (ii), the “Specified Representations”).

Covenants. The loan documents will include certain financial, affirmative and negative covenants substantially the same as in ACI’s existing credit agreement.

Events of Default. The loan documents for the applicable Facility will include events of default substantially the same as in ACI’s existing credit agreement.

11. Background of the Offer. ACI is a leading provider of software and services to financial institutions, retailers and transaction processors. ACI regularly considers strategic acquisitions to complement its growth strategy. While ACI has been generally familiar with ORCC for several years, ACI did not participate in ORCC’s strategic assessment process announced in 2011. For additional information, see “Item 4. The Solicitation or Recommendation—Reasons—Background of the Offer” in ORCC’s Solicitation/Recommendation Statement on Schedule 14D-9. However, following the acquisition of S1 Corporation in the first quarter 2012, ACI commenced an internal review process focused on bill payment and online banking in which ACI determined that the acquisition of ORCC might present an attractive strategic opportunity for ACI.

On June 28, 2012 and September 10, 2012, an investment banker from Wells Fargo, financial advisor to ACI, contacted Michael E. Leitner, a director of ORCC and the managing partner of the investment firm for the Preferred Shareholders, in an effort to determine whether Mr. Leitner thought that ORCC would be open to entertaining an approach from a strategic party about a possible transaction. ACI was not identified in the discussion as Wells Fargo’s client. Mr. Leitner indicated that he believed ORCC had alternatives and encouraged the investment banker to obtain authorization to identify its client if it had a genuine interest in such a transaction.

On September 24, 2012, representatives of Wells Fargo contacted Donald W. Layden, chairman of the special committee of independent directors of the ORCC Board (the “ORCC Special Committee”), and informed him that they were acting on behalf of ACI, and that Philip Heasley, ACI’s Chief Executive Officer, would like to speak to Joseph Cowan, ORCC’s President and Chief Executive Officer, about a potential business combination between ORCC and ACI. Mr. Layden provided Mr. Cowan’s contact information to Wells Fargo and suggested that Mr. Heasley contact Mr. Cowan directly.

On October 9, 2012, Mr. Cowan and Mr. Heasley spoke telephonically and then met in person in Crystal City, Virginia on October 16, 2012 to discuss ACI’s interest in exploring the possible acquisition of ORCC. On October 18, 2012, Mr. Cowan communicated to Mr. Heasley that the Special Committee had instructed him to request that ACI deliver an indication of interest in writing.

On October 19, 2012, Mr. Heasley sent a letter to Mr. Cowan indicating ACI’s interest in pursuing the possible acquisition of ORCC for an indicative price of $4.25 per Share plus an amount in cash equal to the preference amount of the Preferred Shares accrued to the date of the closing of the transaction (as calculated in accordance with the Certificate of Designations for the Preferred Shares). In the letter, ACI requested a 30-day exclusivity period to conduct due diligence.

On October 24, 2012, Mr. Cowan had a call with Mr. Heasley in which Mr. Cowan indicated ORCC’s willingness to consider ACI’s indication of interest.

On November 9, 2012, a judgment was issued against ORCC in a lawsuit involving the former chief executive officer of Internet Transaction Solutions, Inc. (“ITS”), Kent D. Stuckey, and all of the former ITS stockholders (whose business had been acquired by ORCC in August 2007), and who, among other things, were seeking damages in excess of $15 million and relief for the full purchase price of ORCC’s shares issued in the acquisition (alleged to be approximately $24.7 million) (collectively, the “Stuckey Litigation”). As the post-judgment motions and negotiations between the parties evolved, it became apparent that ORCC would face a liability of at least $18 million to the plaintiffs in the Stuckey Litigation, subject to final appeal. In order to appeal the judgment and avoid enforcement of the judgment, ORCC posted a cash appeal bond in the amount of $18.3 million.

On November 12, 2012, Mr. Cowan traveled to Florida to meet with Mr. Heasley to discuss the possible transaction, the Stuckey Litigation and other matters. Mr. Heasley indicated ACI’s willingness to continue the negotiations and reiterated ACI’s request for a 30-day period of exclusivity to conduct due diligence. Mr. Heasley also indicated to Mr. Cowan that, in light of the circumstances in the Stuckey Litigation, ACI would have to identify additional synergy value during due diligence in order to maintain the $4.25 per Share price in ACI’s October 19, 2012 indication of interest.

On November 15, 2012, ORCC and ACI executed a confidentiality agreement.

On November 20, 2012, ORCC executed the exclusivity agreement included in ACI’s October 19, 2012 indication of interest, committing to an exclusivity period of 30 days. On that same day representatives of ORCC’s senior management team, ACI’s senior management team, Raymond James & Associates, Inc., financial advisor to ORCC (“Raymond James”), and Wells Fargo met in Reston, Virginia for a due diligence meeting to review ORCC’s business and better understand and identify the possible synergies between the two companies. Following that due diligence meeting and between November 20, 2012 and January 2013, five in-person meetings and numerous calls occurred and emails were exchanged between the representatives of the two companies regarding ACI’s due diligence review of ORCC.

On December 18, 2012, Raymond James informed Wells Fargo that there was a cash deficit of approximately $4.5 million in its Princeton Biller and Banking operating accounts. On December 19, 2012, ORCC, Raymond James and ACI had a due diligence discussion in which ORCC provided more details regarding the account deficit. ACI’s diligence process was expanded to include its engagement of an independent national accounting firm to provide a more extensive review of certain of ORCC’s bill payment platforms and balance reconciliation processes. ACI was later informed by ORCC that $3.8 million of the cash deficit originated prior to ORCC’s acquisition of Princeton eCom in July 2006, $0.4 million originated during the 18 months from July 2006 through December 2007, and the remaining $0.3 million originated during fiscal year 2008. ORCC also informed ACI that since the portion of the deficit related to the Princeton eCom acquisition was identified greater than 12 months after the acquisition date, and the remaining amounts were not material for the applicable reporting periods, ORCC intended to expense the full amount of the deficit in the fourth quarter of 2012. This additional diligence had the effect of extending the timeline towards execution of a definitive agreement, and ACI requested an extension of the exclusivity period.

On December 20, 2012, Mr. Cowan executed an amendment to the exclusivity agreement extending exclusivity to January 4, 2013, with the potential for an additional extension to January 11, 2013.

On December 28, 2012, Wells Fargo forwarded to Raymond James a draft of the Transaction Agreement and form Shareholder Agreement that had been prepared by Jones Day, legal counsel to ACI.

On January 2, 2013, ACI indicated that it would require additional time to complete its due diligence, including to confirm the amount of the account deficit described above. On January 2, 2013, representatives of Wells Fargo also indicated to a representative of Raymond James that ACI was considering a revised price of $3.60 per Share. The representative of Raymond James indicated that the $3.60 per Share price was too low and it was uncertain that ORCC would accept a price of less than $4.00 per Share.

On January 5, 2013, Morris, Manning & Martin LLP, legal counsel to ORCC (“Morris Manning”), provided a revised draft of the Transaction Agreement to Jones Day.

On January 7, 2013, ORCC agreed to extend the exclusivity period to January 11, 2013 and executed an amendment to the exclusivity agreement.

Between January 7, 2013 and January 28, 2013, representatives of ORCC and ACI met in-person and telephonically on a daily basis to discuss and resolve all remaining due diligence issues. During this period, counsel for ORCC and ACI communicated regarding the documentation and exchanged drafts of the relevant documents. Mr. Heasley discussed with Mr. Cowan a proposal by ACI to the effect that, while there was no assurance from ACI of continued employment or levels of compensation for ORCC’s executive officers post-acquisition, to the extent that the executive officers continued to be employed after the transaction they would be treated in the same manner as comparable ACI executive officers as to severance and change of control benefits. Morris Manning later informed Jones Day that, following discussion of ACI’s proposal with the ORCC Special Committee, ACI’s proposal was declined and it was subsequently withdrawn.

On January 10, 2013, Morris Manning and Jones Day met by teleconference to discuss comments to the Transaction Agreement.

On January 10, 2013, at the request of representatives of Raymond James for clarification as to ACI’s then-current position on pricing, representatives of Wells Fargo indicated that ACI was prepared to offer $3.60 per Share. Representatives of Raymond James indicated that they believed that ORCC was not prepared to accept a proposal below $4.00 per Share. The representatives of the financial advisors agreed that the CEOs of the two companies should meet to discuss the price.

On January 11, 2013, Jones Day provided a revised draft of the Transaction Agreement to Morris Manning. In addition, on January 11, 2013, the exclusivity agreement expired pursuant to its terms and was not extended.

On January 14, 2013, Mr. Cowan met with Mr. Heasley at ACI’s headquarters to continue the discussions between the two companies and to have a direct dialogue regarding the purchase price of the Shares. Mr. Heasley informed Mr. Cowan that ACI had lowered its indicated price due to the results of ACI’s due diligence examination and developments affecting ORCC since ACI submitted its initial indication of interest in October 2012. In this regard, Mr. Heasley indicated that ACI’s due diligence review, although not complete, indicated that ORCC’s liability for the account deficit appeared likely to be within the range estimated by ORCC in mid-December, but ACI’s due diligence had not identified synergy values sufficient in its view to entirely offset the effects of the Stuckey Litigation. Mr. Heasley indicated that ACI would be willing to pay $3.60 per Share, subject to satisfaction of the remaining due diligence. Mr. Cowan indicated that he did not believe that price would be acceptable to ORCC.

On January 22, 2013, Mr. Cowan called Mr. Heasley to discuss the price in a possible transaction with ACI. After a thorough negotiation, Mr. Heasley indicated that ACI’s best and final offer would be $3.85 per Share, and said that he was prepared to recommend that price to ACI’s board of directors. Mr. Cowan informed Mr. Heasley that he would take the proposal of $3.85 per Share to the ORCC Special Committee and the ORCC Board and that he was prepared to recommend it for approval.

On January 24, 2013, the Preferred Shareholders and their counsel, Milbank, Tweed, Hadley & McCloy LLP, received a draft of the form of Shareholder Agreement and then proceeded to negotiate them directly with Jones Day from January 24 until January 30, 2013 (when signed).

From January 25 through January 30, 2013, Morris Manning and Jones Day continued negotiation of the Transaction Agreement and related documentation. On January 26, 2013, Michael Leitner, a director of ORCC and a managing partner of the Preferred Shareholders, contacted a representative of Wells Fargo to attempt to negotiate a higher price for the Shares. The representative of Wells Fargo informed Mr. Leitner that ACI declined to entertain further discussions regarding a higher price and reaffirmed its price of $3.85 per Share.

On January 30, 2013, ACI’s board of directors approved the transactions, including the Transaction Agreement and the financing commitments.

Following the approval of the boards of directors of ORCC and ACI, the parties executed the Transaction Agreement on January 30, 2013, and published a joint press release announcing the transaction before the opening of trading the next day.

On January 31, 2013, each of ORCC and ACI filed with the SEC a Form 8-K which disclosed the fact that the parties had entered into the Transaction Agreement and communicated information about the upcoming Offer.

On February 8, 2013, Purchaser filed with the SEC its Schedule TO.

For additional information regarding the background of the transactions, see “Item 4. The Solicitation or Recommendation—Reasons—Background of the Offer” in ORCC’s Solicitation/Recommendation Statement on Schedule 14D-9.

12. Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions.

(a) Purpose of the Offer. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, ORCC. The Offer, as the first step in the acquisition of ORCC, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of ORCC not purchased pursuant to the Offer or otherwise.

(b) Plans for ORCC. Upon the purchase of Shares pursuant to the Offer and the Preferred Shares pursuant to the applicable Shareholder Agreements with the Preferred Shareholders, the Transaction Agreement provides that Purchaser will be entitled to designate a number of directors to the ORCC Board, rounded to the nearest whole number (and constituting at least a majority of the directors), as will give ACI representation on the ORCC Board that is in the same proportion to the total number of directors as the percentage of Shares beneficially owned by ACI and its affiliates. In such case, ORCC has agreed to, upon ACI’s request, take all actions necessary to cause Purchaser’s designees to be elected to the ORCC Board, including securing the resignations of incumbent directors, if necessary. Purchaser currently intends, promptly after consummation of the Offer and the Preferred Shares pursuant to the applicable Shareholder Agreements with the Preferred Shareholders, to designate one or more persons who are likely to be employees of ACI or its affiliates to serve as directors of ORCC. Purchaser expects that such representation on the ORCC Board would permit ACI to exert substantial influence over ORCC’s conduct of its business and operations.

Pursuant to the Transaction Agreement, following Purchaser’s acceptance for payment of the Shares pursuant to the Offer, Purchaser has the irrevocable option to purchase from ORCC, subject to certain limitations, the number of Shares that equal the number of Shares that, when added to the number of Shares owned by ACI and Purchaser at the time of such exercise, constitutes 90% of the outstanding Shares (giving effect to the issuance of the Top-Up Option Shares), at a price per Share equal to the price paid in the Offer. Purchaser may not exercise the Top-Up Option if the number of Shares subject to the Top-Up Option exceeds the number of authorized Shares not reserved for other obligations of ORCC.

If Purchaser accepts for payment and pays for Shares in the Offer, Purchaser expects to merge with and into ORCC. Purchaser currently intends, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Transaction Agreement. Following the Merger, the directors of Purchaser will be the directors of the surviving corporation (the “Surviving Corporation”).

If Purchaser acquires at least 90% of the total outstanding Shares and at least 90% of the outstanding Preferred Shares, ACI and Purchaser will act to effect the Merger under the short-form merger provisions of Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”).

Following the completion of the Offer, Purchaser expects to conduct a detailed review of ORCC and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer. Purchaser will also evaluate the business and operations of ORCC during the pendency of the Offer and after the consummation of the Offer and will take such actions as Purchaser deems appropriate under the circumstances then existing. Thereafter, Purchaser intends to review such information as part of a comprehensive review of ORCC’s business, operations, capitalization and management with a view to optimizing development of ORCC’s potential in conjunction with ACI’s existing businesses. Possible changes could include changes in ORCC’s business, corporate structure, charter, bylaws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, Purchaser has no current plans with respect to any of such matters.

If Purchaser acquires Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to Purchaser’s equity ownership in ORCC, ACI and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

(c) The Transaction Agreement. The following summary description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which Purchaser has included as an exhibit to the Schedule TO, which Shareholders may examine and copy as set forth in Section 9—“Certain Information Concerning ACI” above. You are encouraged to read the full text of the Transaction Agreement because it is the legal document that governs the Offer and the Merger. The summary description has been included in this Offer to Purchase to provide Shareholders with information regarding the terms of the Transaction Agreement and is not intended to modify or supplement any factual disclosures about ORCC or ACI in ORCC’s or ACI’s public reports filed with the SEC. In particular, the Transaction Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to ORCC or ACI. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Transaction Agreement, if the representations, warranties and covenants of the other party prove to be untrue due to a change in circumstance or otherwise or covenants are breached, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Shareholders. The Transaction Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated by reference.

The Offer. The Transaction Agreement provides for the making of the Offer by Purchaser as promptly as practicable after the date of the Transaction Agreement. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the Antitrust Condition, and the satisfaction of the other conditions set forth in Section 14—“Conditions of the Offer.” Purchaser may waive some of the conditions to the Offer without the consent of ORCC. Purchaser may not, however, waive the Minimum Condition without the consent of ORCC. The Transaction Agreement provides that each Shareholder who tenders Shares in the Offer will receive $3.85 for each Share tendered in cash, without interest. Purchaser has agreed that, without the prior written consent of ORCC, it will not:

•	decrease the Offer Price or change the form of consideration payable pursuant to the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	impose conditions to the Offer in addition to those set forth in Section 14—“Conditions of the Offer”;

•	waive or change the Minimum Condition; or

•	amend any other term of the Offer in a manner adverse to ORCC or Shareholders.

Extensions of the Offer. Purchaser (i) is permitted, if any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, to extend the Expiration Date for one or more periods of not more than five business days per period and (ii) will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer.

The Transaction Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in Section 14—“Conditions of the Offer,” to accept for payment and pay for, as soon as practicable after the Expiration Date, all Shares validly tendered and not withdrawn pursuant to the Offer.

Subsequent Offering Period. The Transaction Agreement permits Purchaser, following expiration of the Offer and if all of the conditions to the Offer set forth in Section 14—“Conditions of the Offer” are satisfied, but the number of Shares validly tendered and not withdrawn, together with any Shares held by ACI and Purchaser, if any, is less than 90% of the then-outstanding number of Shares, to provide for, in accordance with Rule 14d-11 under the Exchange Act, a Subsequent Offering Period.

Directors. Subject to applicable law, effective upon the later to occur of the purchase of (x) Shares pursuant to the Offer and (y) the Preferred Shares from the Preferred Shareholders pursuant to the applicable Shareholder Agreements, the Transaction Agreement provides that Purchaser will be entitled to designate a majority of the directors to the ORCC Board.

Following the election or appointment of ACI’s designees and until the Effective Time, the approval of a majority of the independent directors of the ORCC Board then in office who were not designated by ACI will be required to authorize:

•	any amendment, supplement, modification or waiver of any term of the Transaction Agreement;

•	any termination of the Transaction Agreement by ORCC;

•	any extension of the time for the performance of any of the obligations or other acts of ACI or Purchaser under the Transaction Agreement;

•	any waiver of compliance with any of the agreements or conditions under the Transaction Agreement that are for the benefit of ORCC;

•

any amendment to the ORCC certificate of incorporation or bylaws or any material modification of ORCC’s 2005 Restricted Stock and Option Plan, the 1999 Stock Option Plan and the Employee Stock Purchase Plan;

•	any authorization of an agreement between ORCC and any of its affiliates, on the one hand, and ACI, Purchaser or any of their respective affiliates, on the other hand; or

•

any exercise of ORCC’s rights or remedies under the Transaction Agreement and any action to seek to enforce any obligation of ACI or Purchaser under the Transaction Agreement (or any other action by the ORCC Board with respect to the transactions contemplated by the Transaction Agreement if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than ACI or Purchaser).

Top-Up Option. As part of the Transaction Agreement, ORCC granted to Purchaser under the Transaction Agreement an irrevocable option (the “Top-Up Option”), exercisable after the consummation of the Offer and prior to the effective time of the Merger, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Option Shares”) from ORCC at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by ACI and Purchaser at the time of exercise of the Top-Up Option, constitutes 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. If ACI and Purchaser acquire, together with the Shares held by ACI, Purchaser and any other subsidiary of ACI, at least 90% of the outstanding Shares and at least 90% of the outstanding Preferred Shares, they will complete the Merger through the “short form” procedures available under Section 253 of the DGCL. The Top-Up Option may be exercised only once, in whole but not in part, at any time within five business days following the Expiration Date and prior to the earlier of the Effective Time and termination of the Transaction Agreement. On a fully diluted basis, the maximum number of Shares that ORCC may issue pursuant to the Top-Up Option is 29,877,059 Shares. Accordingly, because of the limited number of Shares that are authorized and issuable by ORCC, the Top-Up Option may only be exercised if, after giving effect to all Shares tendered and not validly withdrawn in the Offer, Purchaser and ACI own, directly or indirectly, 82.6% of the Shares outstanding.

The obligation of ORCC to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to certain customary conditions, including that:

•

at the time of exercise, Purchaser owns more than 50% of all of the shares of capital stock of ORCC outstanding and entitled to vote in the election of directors on an-as converted, fully diluted basis but less than 90% of the Shares then-outstanding;

•

upon exercise of the Top-Up Option, the number of Shares owned, directly or indirectly, by ACI or Purchaser constitutes 90% of the number of Shares that will be outstanding immediately after the exercise of the Top-Up Option;

•

the number of Top-Up Option Shares issued pursuant to the Top-Up Option may in no event exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding ORCC stock options or other obligations of ORCC; and

•	Purchaser has accepted for payment all Shares validly tendered in the Offer and not validly withdrawn.

The aggregate purchase price owed by Purchaser for the Top-Up Shares would be paid, at ACI’s election, either (i) entirely in cash or (ii) by issuing to ORCC a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option. Any such promissory note will bear interest at an interest rate equal to the per annum interest rate payable with respect to the revolver under ORCC’s Credit Agreement with Bank of America dated February 21, 2007 (as in effect on January 30, 2013), which promissory note will be payable in full with accrued interest immediately at the Effective Time.

ACI and Purchaser may also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if Purchaser acquires at least 90% of the total outstanding Shares and at least 90% of the total outstanding Preferred Shares, it would effect the Merger under the short-form merger provisions of the DGCL. Any Shareholders who have not sold their Shares in the Offer would have certain appraisal rights with respect to the short-form merger under the applicable provisions of the DGCL if those rights are perfected.

The Merger. The Transaction Agreement provides that, after the completion of the Offer and the satisfaction or the waiver of specified conditions described in this Offer to Purchase, at the Effective Time, Purchaser will be merged with and into ORCC. Following the Merger, the separate existence of Purchaser will cease, and ORCC will continue as the Surviving Corporation and a direct wholly owned subsidiary of ACI.

Under the terms of the Transaction Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time will be converted automatically into the right to receive a cash amount equal to the Offer Price, without interest “Common Merger Consideration”). Each ORCC Preferred Share issued and outstanding immediately prior to the Effective Time (other than the Preferred Shares beneficially owned by ACI, which will remain outstanding) and Dissenting Shares (as defined below), will be converted into and constitute the right to receive cash in an amount per share equal to Series A-1 Preference Amount as defined in and as calculated in accordance with the Certificate of Designations, without interest (the “Preferred Merger Consideration,” together with the Common Merger Consideration, the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares directly owned by ACI, Purchaser or any other wholly owned subsidiary of ACI, (ii) Shares directly owned by ORCC or any wholly owned subsidiaries of ORCC, and (iii) Dissenting Shares (as defined below). Each Share directly held by ACI, Purchaser or ORCC immediately prior to the Effective Time will be automatically cancelled and retired, and no payment will be made with respect to such Shares. The Preferred Shares beneficially owned by ACI will remain outstanding.

Shares that are issued and outstanding immediately prior to the Effective Time and held by a Shareholder (if any) who is entitled to demand, and who properly demands, appraisal for such Shares (the “Dissenting Shares”) in accordance with Section 262 of the DGCL will not be converted into, or represent the right to receive, the Merger Consideration, but rather such Shareholder will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. For the avoidance of doubt, ACI, Purchaser and ORCC have agreed and acknowledged that, in any appraisal proceeding described in this Offer to Purchase and to the fullest extent permitted by applicable law, the fair value of Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Purchaser to ORCC in payment for Top-Up Shares. However, all Dissenting Shares held by Shareholders who have failed to perfect or who have otherwise waived, withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration. Any Shareholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect to such shares, but rather, subject to the conditions of the Offer, will receive the Offer Price.

Short-Form Merger Procedure. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form Merger with that subsidiary without the action of the other shareholders of the subsidiary. Under the terms of the Transaction Agreement, if Purchaser, ACI or any of its subsidiaries hold, in the aggregate, at least 90% of the outstanding Shares and at least 90% of the outstanding Preferred Shares, ORCC, ACI and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after completion of the Offer, without a meeting of the Shareholders in accordance with Section 253 of the DGCL.

Vote Required to Approve Merger; Shareholders Meeting. The ORCC Board has approved the Transaction Agreement, the Offer and the Merger. If the Short-Form Threshold is not met, then under the DGCL Purchaser must obtain the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of ORCC to adopt the Transaction Agreement. The Transaction Agreement provides that if the approval of Shareholders is required by applicable law, ORCC will:

•	file with the SEC a proxy statement (the “Proxy Statement”) under the Exchange Act and use its reasonable best efforts to have the Proxy Statement cleared by the SEC promptly, and each of ORCC,

ACI and Purchaser agrees to use reasonable best efforts, after consultation with the other parties to the Transaction Agreement, to respond promptly to all comments of and requests by the SEC with respect to the Proxy Statement and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares and Preferred Shares entitled to vote at the Shareholders’ Meeting (as defined below) at the earliest practicable time; and

•

if required by applicable law in order to consummate the Merger and acting through the ORCC Board, in accordance with applicable law and ORCC’s certificate of incorporation and bylaws, duly call, give notice of, convene and hold an annual or special meeting of its Shareholders, as promptly as reasonably practicable following consummation of the Offer for the purpose of considering and taking action on the Transaction Agreement and the Merger (such meeting, or any adjournments or postponements thereof, the “Shareholders’ Meeting”).

If the Minimum Condition is satisfied and Purchaser accepts for payment Shares tendered pursuant to the Offer, Purchaser will have sufficient voting power to adopt the Transaction Agreement at the Shareholders’ Meeting without the affirmative vote of any other Shareholder.

Treatment of ORCC Equity Awards and Preferred Stock. The Transaction Agreement provides that each restricted stock unit relating to Share that is outstanding immediately prior to the Acceptance Date will, to the extent unvested, vest in full and become non-forfeitable immediately prior to the Effective Time, and be cancelled at the Effective Time and converted into the right to receive the Merger Consideration. The Transaction Agreement also provides that each option to purchase Shares, whether vested or unvested, that has not otherwise been canceled, forfeited or exercised prior to or as of the Effective Time will, without any further action on the part of such holder, be assumed by ACI as of the Effective Time and will continue to have, and be subject to, the same terms and conditions as were applicable to the corresponding option under the applicable ORCC Stock Plans and award agreement immediately before the Effective Time, subject to adjustment in accordance with the Transaction Agreement.

Pursuant to the Shareholder Agreements, each Preferred Shareholder has agreed, on the terms and subject to the conditions set forth therein, to sell the Preferred Shares owned by it to Purchaser for cash (with the purchase price per share for such Preferred Shares being equal to the Series A-1 Preference Amount as defined in and as calculated in accordance with the Certificate of Designations) on the date prior to payment.

Articles of Incorporation, Bylaws, Directors and Officers. The certificate of incorporation of ORCC in effect immediately prior to the Effective Time will be amended at the Effective Time so as to read in its entirety in the form as set forth in the Transaction Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation of the Merger until changed or amended as provided in the certificate of incorporation and by applicable law. The bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation of the Merger until thereafter changed or amended as provided in the bylaws and by applicable law. From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, (i) the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation of the Merger and (ii) the officers of ORCC immediately prior to the Effective Time will be the initial officers of the Surviving Corporation of the Merger.

Representations and Warranties. In the Transaction Agreement, ORCC has made customary representations and warranties to ACI and Purchaser, including representations relating to its organization and standing, corporate power, corporate authority, consents and regulatory approvals, capitalization, subsidiaries, SEC filings, the Sarbanes-Oxley Act of 2002, litigation, compliance with laws, material contracts, taxes, benefit arrangements, compensation arrangements, labor matters, environmental matters, intellectual property, certain business practices, real and personal property, insurance, related party transactions, offer documents, information supplied and compliance with SEC filing and mailing requirements, anti-takeover provisions in ORCC’s organizational documents and anti-takeover agreements and financial advisors. ACI and Purchaser have made customary representations and warranties to ORCC with respect to, among other matters, their organization and standing, corporate power, corporate authority, consents and regulatory approvals, capitalization of Purchaser, interim operations of Purchaser, neither ACI nor Purchaser being an “interested stockholder” as defined in Section 203 of the DGCL or owning (beneficially or of record) more than 5% of Shares outstanding, information supplied and compliance with SEC filing and mailing requirements and sufficient funds.

None of the representations and warranties in the Transaction Agreement will survive consummation of the Merger and may not be the basis for claims under the Transaction Agreement by any party after termination of the Transaction Agreement except for any breach that was committed intentionally, by the breaching party or resulting from the breaching party’s gross negligence.

Operating Covenants. Pursuant to the Transaction Agreement, from the date of the Transaction Agreement until the earlier of the Effective Time and the termination of the Transaction Agreement, ORCC will, and will cause each of its subsidiaries to (unless otherwise required by applicable law, consented to in writing in advance by ACI or contemplated or permitted by the Transaction Agreement or as set forth in the disclosure schedules to the Transaction Agreement), carry on its business in the ordinary course of business and use commercially reasonable efforts to preserve intact its respective business organizations and will not, among other things:

•	enter into any new material line of business or change its material operating policies;

•

(i) issue, sell or otherwise permit to become outstanding or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock or any other securities (including long term debt) or, with respect to any person, any securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire or any options, calls or commitments relating to, or any securities, including any instrument the value of which is determined in whole or in part by reference to the market price or value of, securities of such first person with respect to shares of its capital stock or any other securities or (ii) permit any additional shares of its capital stock to become subject to new grants under the ORCC 2005 Restricted Stock and Option Plan, the 1999 Stock Option Plan, the Employee Stock Purchase Plan and any other arrangement pursuant to which ORCC has granted any equity-based award (the “ORCC Stock Plans”) or otherwise, except for the issuance or grant of options to purchase Shares and restricted share units granted under the ORCC Stock Plans to newly hired or promoted employees in the ordinary course of business consistent with past practice;

•	(i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, other than dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries or (ii) directly or indirectly adjust, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock other than purchases or cancellations of Shares in connection with the vesting of restricted share units or exercise of stock options in order to fund ORCC’s withholding tax obligations associated with such vesting or exercise or to effect the “cashless” exercise of stock options;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business, or liens, mortgages or encumbrances granted in connection with refinancing, replacement or extension of existing indebtedness consistent with past practice or pursuant to a transaction that, together with any other such transactions, is not material to it and its subsidiaries, taken as a whole;

•

acquire all or any portion of the assets, business, properties or shares of stock or other securities of any other person other than the purchase of assets and properties in the ordinary course of business consistent with past practice;

•	amend ORCC’s certificate of incorporation or bylaws;

•

implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting requirements applicable to U.S. publicly owned business organizations generally;

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enter into, amend, modify or renew any employment, consulting, change in control or similar contract, agreement or arrangement with any director, employee or consultant, or grant any salary or wage increase, equity awards or incentive or bonus payments, except (i) to make changes or payments that are required by the terms of a Benefit Arrangement (as defined in the Transaction Agreement); (ii) base salary increases to employees or other services providers of ORCC with an annual base salary of less than $100,000 in the ordinary course of business consistent with past practice; (iii) as set forth in the disclosure schedules to the Transaction Agreement; or (iv) in connection with the hiring of new non-officer employees in the ordinary course of business consistent with past practice;

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subject to certain exceptions, enter into, establish, adopt, amend, modify or renew any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any trust agreement in respect of any director, officer or employee or take any action to accelerate the vesting or exercisability of stock options, restricted stock units or other compensation or benefits payable thereunder, except (i) as may be required by the terms of a Benefit Arrangement or (ii) amendments that do not increase benefits or result in increased administrative costs;

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(i) incur any indebtedness for borrowed money other than borrowings pursuant to ORCC’s and its subsidiaries’ previously disclosed credit arrangements (or refinancing or replacement or extension of such credit arrangements) or under capital leases in effect on January 30, 2013 in the ordinary course consistent with past practice, (ii) issue, sell or amend any debt securities or other rights to acquire any debt securities of ORCC or any of its subsidiaries other than in connection with the refinancing or replacement or extension of existing credit facilities, (iii) other than to subsidiaries of ORCC, make any loans, advances or capital contributions to, or material investment in, any person, (iv) pledge or otherwise encumber shares of capital stock of ORCC or any of its subsidiaries (other than permitted liens), or (v) mortgage, pledge or otherwise encumber any of its material assets (other than permitted liens in connection with the refinancing or replacement or extension of existing credit facilities);

•	change any material method of tax accounting or settle or compromise any tax liability or claim in excess of $500,000;

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terminate, amend or modify (in any material respect), or waive any material provision of, any material contract other than (i) in the ordinary course of business or (ii) in connection with the refinancing or replacement or extension of existing credit facilities;

•	enter into any agreement containing any provision or covenant restricting in any material respect ORCC’s or any of its subsidiaries’ conduct of business or ability to compete in any line of business;

•

make or agree to make any new capital expenditure or expenditures (other than in the ordinary course of business or capital expenditures that are contemplated by ORCC’s annual budget for 2013 which has been made available to ACI);

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with respect to any intellectual property, except (x) for agreements between or among ORCC and its subsidiaries, (y) in the ordinary course of business consistent with past practice or (z) in connection with a refinancing or replacement of an existing credit facility, (i) encumber, impair, abandon, fail to maintain, transfer, license to any person (including through an agreement with a reseller, distributor, franchisee or other similar channel partner), or otherwise dispose of any right, title or interest of ORCC or any of its subsidiaries in any intellectual property or software products or (ii) divulge, furnish to or make accessible any material confidential or other non-public information in which ORCC or any of its subsidiaries has trade secret or equivalent rights within its intellectual property to any person who is not subject to an enforceable written agreement to maintain the confidentiality of such confidential or other non-public information;

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waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (i) involve the payment of monetary damages equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2011 included in ORCC’s regulatory filings or that do not exceed $500,000 individually or in the aggregate, (ii) if involving any non-monetary outcome, will not have a material effect on the continuing operations of ORCC, (iii) are with respect to ordinary course customer disputes; or (iv) involving certain legal proceedings previously disclosed to ACI;

•	take any action that would reasonably be expected to result in any of the conditions to the Offer set forth in Section 14—“Conditions of the Offer” not being satisfied; or

•	enter into any contract or binding commitment with respect to any of the foregoing.

Access to Information. From the date of the Transaction Agreement until the Effective Time or the termination of the Transaction Agreement, upon reasonable notice and subject to applicable laws relating to the exchange of information, ORCC will afford ACI and its officers, employees, accountants, counsel, financial advisors, directors, investment bankers, other advisors, agents, representatives or controlled affiliates (the “Representatives”) access during normal business hours to the books, records and properties of ORCC and its subsidiaries as ACI may reasonably request.

No Solicitation. In the Transaction Agreement, ORCC has agreed that neither it nor any of its subsidiaries, nor any of their respective officers, directors or employees, will, and that it will use its reasonable best efforts to cause its and their respective other Representatives not to (and will not authorize or give permission to its and their respective Representatives to), directly or indirectly:

•	solicit, initiate, seek or knowingly encourage the making, submission or announcement of any Acquisition Proposal (as defined below);

•	furnish any nonpublic information regarding ORCC or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal;

•	continue or otherwise engage or participate in any discussions or negotiations with any person with respect to any Acquisition Proposal;

•	except in connection with an ORCC Change of Recommendation (as defined below), approve, endorse or recommend any Acquisition Proposal;

•	except in connection with an ORCC Change of Recommendation, enter into any letter of intent, arrangement, agreement or understanding relating to any Acquisition Proposal; or

•

terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party relating to a proposed business combination involving ORCC or any standstill agreement to which it is a party unless the ORCC board of directors or any committee thereof determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

ORCC will, and will cause its subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

Under the Transaction Agreement, ORCC agreed that it will promptly, and in no event later than 24 hours after its receipt of any Acquisition Proposal, or any request for nonpublic information relating to ORCC or any of its subsidiaries in connection with an Acquisition Proposal, advise ACI orally and in writing of such Acquisition Proposal or request (including providing the identity of the person making or submitting such Acquisition Proposal or request, and, (i) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof). ORCC will keep ACI informed on a prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than 24 hours following any such change), including providing ACI with a copy of any draft agreements and modifications thereof

ORCC Board Recommendation; ORCC Change of Recommendation. The ORCC Board has resolved to recommend that Shareholders accept the Offer and that Shareholders tender their Shares in the Offer to Purchaser (the “ORCC Board Recommendation”). Pursuant to the Transaction Agreement, neither the ORCC Board nor any committee of the ORCC Board may (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the ORCC Board Recommendation in a manner adverse to ACI or make any statement, filing or release, in connection with obtaining the affirmative vote of the holders of a majority of the outstanding Shares to approve the Merger to the extent required under the DGCL or otherwise, inconsistent with the ORCC Board Recommendation, (ii) approve, endorse or recommend any Acquisition Proposal (any of the foregoing set forth in clauses (i) and (ii), an “ORCC Change of Recommendation”), or (iii) enter into a written agreement providing for an Acquisition Proposal (an “Alternative Acquisition Agreement”).

However, at any time prior to the earlier of the Acceptance Date or receipt of the affirmative vote of the holders of a majority of the outstanding shares of capital stock of ORCC to approve the Merger to the extent required under the DGCL, subject to the terms and conditions of the Transaction Agreement, the ORCC Board may make an ORCC Change of Recommendation if and only if:

•	an Acquisition Proposal is made to ORCC by a third party, such offer is not withdrawn and ORCC has not breached the Transaction Agreement;

•	the ORCC Board or any committee thereof determines in good faith after consultation with outside legal counsel and a financial advisor that such offer constitutes a Superior Proposal;

•

following consultation with outside legal counsel, the ORCC Board or any committee thereof determines that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law; and

•	ORCC has paid the Termination Fee as required by the Transaction Agreement.

ORCC is not entitled to exercise its right to make an ORCC Change of Recommendation unless ORCC has:

•

provided to ACI three business days’ prior written notice (a “Notice of Superior Proposal” and such three business day period, the “Notice Period”) advising ACI that the ORCC Board intends to take such action and including in the Notice of Superior Proposal (i) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof (it being understood and agreed that any material revision or amendment to the terms of such Superior Proposal will require a new Notice of Superior Proposal and a subsequent notice period of two business days);

•

during the Notice Period, if requested by ACI, engaged in good faith negotiations with ACI regarding any adjustments or modifications to the terms of the Transaction Agreement proposed by ACI and taking into account any such adjustments or modifications to the Transaction Agreement such that the Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal;

•

at the end of the Notice Period, if such Acquisition Proposal has not been withdrawn, again makes the determination in good faith after consultation with outside legal counsel and a financial advisor (after negotiating in good faith with ACI and its Representatives if requested by ACI during the Notice Period regarding any adjustments or modifications to the terms of the Transaction Agreement proposed by ACI and taking into account any such adjustments or modifications) that the Acquisition Proposal continues to be a Superior Proposal; and

•

after consultation with outside legal counsel, determines that the failure to take make an ORCC Change of Recommendation would be reasonably likely to result in a breach of the fiduciary duties of the ORCC Board under applicable law.

The Transaction Agreement does not prohibit ORCC from complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal, including any so called “stop, look and listen” communications, or making any other statement or disclosure that ORCC determines in good faith, after consultation with its outside legal counsel, that the failure of ORCC to make such statement or disclosure would reasonably be expected to be a violation of applicable law.

The Transaction Agreement defines “Acquisition Proposal” to mean any proposal or offer, including any renewal or revision of a prior proposal or offer, with respect to:

•	any purchase of a 10% or greater equity interest (including by means of a tender or exchange offer) in the voting stock of ORCC or any of its subsidiaries;

•	a merger, consolidation, other business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving ORCC or any of its subsidiaries; or

•

any purchase of 10% or more of the assets (other than in the ordinary course of business), businesses, securities or ownership interests of the Company (including the securities of any subsidiary of ORCC).

The Transaction Agreement defines “Superior Proposal” to mean a bona fide, written Acquisition Proposal by an unaffiliated third person to acquire 50% or more of the shares of capital stock of ORCC (with the Preferred Shares counted on an as converted basis), assets, businesses, securities or ownership interests (including the securities of any subsidiary of ORCC) on terms that the ORCC Board determines in good faith, after consultation with ORCC’s financial and legal advisors, and considering such factors as the ORCC Board considers to be appropriate (including the conditionality and the timing and likelihood of success of such Acquisition Proposal), (i) are more favorable to Shareholders than the transactions contemplated by the Transaction Agreement and (ii) is reasonably likely to be completed, in each of the cases of clause (i) and (ii) taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal (including the timing and likelihood of consummation thereof) and the payment of the Termination Fee (as defined below).

Termination. The Transaction Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

1.	by mutual written consent of ACI and ORCC, notwithstanding any adoption of the Transaction Agreement by Shareholders;

2.	by either ACI or ORCC, if,

A.	any governmental authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and nonappealable and has the effect of making consummation of the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger; provided that the party seeking to terminate the Transaction Agreement shall have used its reasonable best efforts to remove or lift such injunction, order, decree or ruling; or

B.	prior to the Acceptance Date, (i) the Offer expires pursuant to its terms without any Shares being purchased thereunder as a result of the failure to satisfy one or more conditions to the Offer set forth Section 14—“Conditions of the Offer” or (ii) the Acceptance Date shall not have occurred prior to July 31, 2013 (the “Termination Date”); provided, however, that the right to terminate the Termination Agreement will not be available to any party to the extent that such party’s failure to comply with any provision of the Transaction Agreement has resulted in the failure of any of the conditions set forth in Section 14—“Conditions of the Offer” to be satisfied prior to the Termination Date;

3.	by ACI, if, prior to the Acceptance Date,

A.	there shall have been a breach of any of the covenants or any of the representations or warranties set forth in the Transaction Agreement on the part of ORCC, which breach is not cured within 30 days following written notice by ACI to ORCC, or which breach ACI in good faith determines, by its nature or timing, is incapable of being cured prior to the consummation of the Offer; or

B.	(i) the ORCC Board shall have withdrawn or materially modified the ORCC Board Recommendation in a manner adverse to ACI, (ii) ORCC shall have entered into any Alternative Acquisition Agreement, or (iii) the ORCC Board shall have resolved to do any of the foregoing;

4.	by ORCC, if, prior to the Acceptance Date,

A.	ACI or Purchaser fails to commence the Offer within 20 business days of January 30, 2013;

B.	at any time prior to the Acceptance Date, in order to enter into a transaction that constitutes a Superior Proposal; provided, however, that no such termination will be effective, and ORCC may not enter into any commitment with respect to any Superior Proposal, unless prior thereto ORCC has complied with all of its covenants pursuant to the Transaction Agreement; it being understood ORCC may enter into any agreement providing for a Superior Proposal simultaneously with the termination of the Transaction Agreement and payment of the Termination Fee (provided that ACI shall have provided wiring instructions for the Termination Fee or, if not, then payment of the Termination Fee shall be paid promptly following delivery of such instructions); or

C.	there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Transaction Agreement on the part of Purchaser or ACI, which breach is not cured within 30 days following written notice by ORCC to ACI, or which breach ORCC in good faith determines, by its nature or timing, is incapable of being cured prior to the consummation of the Offer.

Effect of Termination; Termination Fee. In the event of the termination of the Transaction Agreement in accordance with its terms, the Transaction Agreement will become void and have no effect, without any liability or obligation on the part of any party to the Transaction Agreement, except with respect to certain specified provisions, which provisions will survive any such termination, including provisions relating to the payment of termination fees and expenses in the circumstances described below. However, no party would be relieved from any liability or damages resulting from any breach of the Transaction Agreement occurring prior to the termination of the Transaction Agreement that was committed intentionally by the breaching party or resulted from the breaching party’s gross negligence.

ORCC will pay ACI a termination fee equal to $8.0 million (the “Termination Fee”) if the Transaction Agreement is terminated pursuant to clause 3(B) described under “Termination” above. In addition, if:

•	the Transaction Agreement is terminated pursuant to clause 2(B) or 4(B) described under “Termination” above;

•

an Acquisition Proposal is publically announced or otherwise communicated to a member of senior management of ORCC or the ORCC Board (or any person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make an Acquisition Proposal) at any time prior to the date of termination at any time prior to the date of termination; and

•	within nine months after such termination, ORCC enters into a definitive contract to consummate, or consummates, the transactions contemplated by any Acquisition Proposal,

then (upon the satisfaction of all of the conditions set forth in the bullet points above), ORCC will pay to ACI the Termination Fee prior to entering into any definitive agreement with respect to a Superior Proposal or simultaneously with ORCC entering into such definitive agreement, or, if applicable, consummating such transaction; provided, however, that if the Transaction Agreement is terminated for this reason, (i) the references in the definition of Acquisition Proposal to “10%” will instead be deemed to refer to “a majority” and (ii) references in the definition of Acquisition Proposal to a merger, consolidation, other business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving ORCC or any of its subsidiaries shall reference only such a transaction involving ORCC pursuant to which Shareholders immediately preceding such transaction hold securities representing less than a majority of the total outstanding voting power of the surviving or resulting entity in such transaction.

Third-Party Consents and Regulatory Approvals. Subject to the terms and conditions of the Transaction Agreement, each of ACI, Purchaser and ORCC agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Offer, Merger and the other transactions contemplated by the Transaction Agreement in accordance with the terms of the Transaction Agreement and the Shareholder Agreements, including

•

the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all necessary registrations, notices and filings (including filings with governmental authorities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority;

•

the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation law that may be asserted by any governmental authority with respect to any aspect of the Offer, Merger and the other transactions contemplated by the Transaction Agreement so as to enable the closing of the Merger to occur as soon as reasonably possible;

•	the obtaining of all necessary consents, approvals or waivers from other third parties, including any such consents, approvals or waivers required in connection with any divestiture;

•

the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Transaction Agreement or delaying, preventing or restraining the consummation of the Offer, Merger and the other transactions contemplated by the Transaction Agreement, including seeking to have any stay or temporary restraining order entered by any governmental authority vacated, overturned or reversed, including by vigorously pursuing all available avenues of administrative and judicial appeal; and

•

the execution and delivery of any additional instruments necessary to consummate the Offer, Merger and the other transactions contemplated by the Transaction Agreement and to fully carry out the purposes of the Transaction Agreement and the Shareholder Agreements.

In addition, ORCC and ACI agreed to (i) duly file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) the Notification and Report Form required under the U.S. Hart Scott Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”) and (ii) duly make all notifications and other filings required under any other applicable competition, merger control, antitrust or similar law. On February 6, 2013, ACI filed a Notification and Report Form under the HSR Act with the DOJ and the FTC. See Section 15—“Certain Legal Matters; Regulatory Approvals—Antitrust Compliance.”

Employee Matters. It is ACI’s intention that, for a period of one year following the Effective Time, the employees of ORCC and its subsidiaries who remain employed by the Surviving Corporation and its subsidiaries (the “Post-Merger Employees”) will receive salaries and benefits that are, in the aggregate, approximately equal to the salaries and benefits (other than equity compensation ) they received prior to the Effective Time, it being understood that ACI may make changes in the compensation and benefits that it determines to be in its best interests from time to time.

The Transaction Agreement also provides that it is ACI’s intention that, with certain exceptions, Post-Merger Employees will be credited for purposes of eligibility, vesting and entitlement to benefits under any employee benefit plan of ACI, the Surviving Corporation or any of their subsidiaries in which such Post-Merger Employees participate. In addition, in the event of any change in the welfare benefits provided to Post-Merger Employees after the Effective Time, ACI intends to use its reasonable efforts to (i) waive limitations relating to pre-existing conditions, exclusions and waiting periods under any welfare benefit plans in which Post-Merger Employees participate following the Effective Time and (ii) credit Post-Merger Employees for any co-payments and deductibles paid prior to any such change for the plan year in which the Effective Time occurs.

In addition, the Transaction Agreement provides that ORCC will take all actions necessary to fully vest the account balances of cash participants in the ORCC 401(k) Retirement Plan, effective immediately prior to the Effective Time.

Indemnification and Insurance. The Transaction Agreement provides that the Surviving Corporation will assume all obligations with respect to rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time existing in favor of current or former directors and officers of ORCC and its subsidiaries as provided in ORCC’s articles incorporation and bylaws (or in the organizational documents of ORCC’s subsidiaries) or in any written indemnification contract between such directors or officers and ORCC (in each case, as in effect on the date of the Transaction Agreement).

For seven years after the Effective Time, ACI will maintain (directly or indirectly through ORCC’s existing insurance programs) in effect ORCC’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by ORCC’s directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on January 30, 2013; provided that ORCC will endeavor to obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time) and, if ORCC is unable to obtain such coverage prior to the Effective Time, ACI will cause the Surviving Corporation to obtain such coverage with a creditworthy issuer. In satisfying such obligations, ACI will not be obligated to pay more than 250% of the annual premiums currently paid by ORCC for such insurance.

Conditions of the Offer. See Section 14—“Conditions of the Offer.”

Conditions to the Merger. The respective obligation of each party to the Transaction Agreement to consummate the Merger is subject to the fulfillment or (to the extent permitted by law) written waiver by the parties prior to the Effective Time of each of the following conditions:

•

if and to the extent required by the DGCL, the Transaction Agreement, the Merger and the other transactions contemplated by the Transaction Agreement shall have been approved and adopted by the affirmative vote of holders of at least a majority of the outstanding Shares and Preferred Shares;

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the acquisition of Shares and Preferred Shares by ACI or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Transaction Agreement; and

•	the Acceptance Date shall have occurred and Purchaser shall have accepted for payment and paid for Shares (in each case to the extent validly tendered and not withdrawn) pursuant to the Offer.

Fees and Expenses. With certain exceptions, other than as specifically provided in the Transaction Agreement or otherwise agreed to in writing by the Parties hereto, all costs and expenses incurred in connection with the Offer, the Merger, the Transaction Agreement and the transactions contemplated by the Transaction Agreement will be paid by the party incurring such costs or expenses, whether or not the Merger is consummated.

No Third-Party Beneficiaries. The Transaction Agreement is not intended to, and does not, confer upon any other person or entity any rights or remedies under the Transaction Agreement, except as set forth in or contemplated by the terms and provisions of the Transaction Agreement relating to directors’ and officers’ indemnification and insurance.

Amendment; Waiver. Any provision of the Transaction Agreement may be amended prior to the Effective Time if, but only if, such amendment is in writing and is signed by each party to the Transaction Agreement, except to the extent that any such amendment would violate applicable law or require submission or resubmission of the Transaction Agreement or the Merger contemplated hereby to the Shareholders. Any amendment of the Transaction Agreement after the appointment by ACI of directors to ORCC will require the consent of a majority of the directors not appointed by ACI.

(d) The Non-Disclosure and Confidentiality Agreement. ORCC and ACI (and joined by Pricewaterhouse Coopers (“PwC”) on January 4, 2013) entered into a non-disclosure and confidentiality agreement dated as of November 15, 2012 (the “Confidentiality Agreement”), pursuant to which ACI and PwC agreed, subject to certain exceptions, to, among other things, keep confidential certain information provided by ORCC for purposes of evaluating a possible transaction between ACI and ORCC.

(e) The Shareholder Agreements. The following summary description of the Shareholder Agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which Purchaser has included as exhibits to the Schedule TO, which Shareholders may examine and copy as set forth in Section 9—“Certain Information Concerning ACI” above. Shareholders are encouraged to read the full text of the Shareholder Agreements because they are legal documents that govern the actions of the Shareholder Agreement Parties. The Shareholder Agreements are filed as Exhibits (d)(2), (d)(3), (d)(4) and (d)(5) to the Schedule TO and are incorporated by reference.

In connection with the execution and delivery of the Transaction Agreement, ACI and Purchaser entered into separate Shareholder Agreements, with the Shareholder Agreement Parties. Pursuant to such Shareholder Agreements, the Shareholder Agreement Parties have agreed, on the terms and subject to the conditions set forth in the Shareholder Agreements, among other things, to tender in the Offer the Shares beneficially owned by them in the Offer and the Tennenbaum Parties agreed to sell to Purchaser all Preferred Shares owned by them for cash immediately following the date on which Purchaser accepts for payment the Shares validly tendered in the Offer. In addition, each of the Shareholder Agreement Parties has agreed to certain actions in support of the transactions contemplated by the Transaction Agreement, including granting an irrevocable limited proxy and power of attorney to ACI and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Shareholder Agreements, to vote the Shares that such Shareholder Agreement Party beneficially owns at the time of such vote, at any annual, special or adjourned meeting of the Shareholder Agreement Parties (i) in favor of adoption of the Transaction Agreement and approval of the Merger and the other transactions contemplated thereby and (ii) against (a) any alternative acquisition proposal made by a third party and (b) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of ORCC under the Transaction Agreement. As of the date of this Offer to Purchase, the shares subject to the Shareholder Agreements constitute approximately 22.3% of the Shares (on a fully diluted basis).

Pursuant to the Shareholder Agreements, each of the Shareholder Agreement Parties has agreed to promptly notify ACI and Purchaser of any new Shares acquired by it after the execution date of such Shareholder Agreement Party’s Shareholder Agreements.

The Shareholder Agreements each terminate as of the date upon which the Transaction Agreement is validly terminated, including if the ORCC Board terminates the Transaction Agreement in order to accept a superior proposal. Purchaser refers to the period during which the Shareholder Agreements are in effect as the “Term” of the Shareholder Agreements. During the Term, each of the Shareholder Agreement Parties agrees to not:

•

tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign or otherwise dispose of, or encumber with any lien, any of the Shares (other than pursuant to the terms of the Shareholder Agreements and the Transaction Agreement);

•

acquire any Shares or other securities of ORCC (otherwise than in connection with a stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock or other securities of ORCC on, of or affecting the Shares or the like);

•

deposit the Shares into a voting trust, enter into any other voting or Shareholder agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares; or

•

enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment or other disposition of any interest in or the voting of any Shares, Preferred Shares or any other securities of ORCC.

(f) Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than the price per share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger. For the avoidance of doubt, ACI, Purchaser and ORCC have agreed and acknowledged that, in any appraisal proceeding described in this Offer to Purchase and to the fullest extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Purchaser to ORCC in payment for Top-Up Shares.

The foregoing summary of the rights of dissenting Shareholders under the DGCL does not purport to be a statement of the procedures to be followed by Shareholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for a Merger, unless effected as a short-form Merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You may not exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to Shareholders’ alternatives if the Merger is consummated. If a Shareholder sells his Shares in the Offer, such Shareholder will not be entitled to exercise appraisal rights with respect to such Shares but, rather, subject to the conditions of the Offer, will receive the Offer Price for such Shares.

(g) Going Private Transactions. The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. ACI and Purchaser believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the Shareholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority Shareholders in the transaction be filed with the SEC and disclosed to Shareholders prior to the consummation of the transaction.

13. Dividends and Distributions.

As discussed in Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement—Operating Covenants,” pursuant to the Transaction Agreement, from the date of the Transaction Agreement until the earlier of the Effective Time and the termination of the Transaction Agreement, ORCC has agreed not to:

•

make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, other than dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries,

•	directly or indirectly adjust, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock,

•

except as expressly contemplated by the Transaction Agreement (including the issuance of Top-Up Option Shares), issue, sell or otherwise permit to become outstanding or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock or any other securities (including long term debt) or, with respect to any person, any securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire or any options, calls or commitments relating to, or any securities, including any instrument the value of which is determined in whole or in part by reference to the market price or value of, securities of such first person with respect to shares of its capital stock or any other securities, or

•

permit any additional shares of its capital stock to become subject to new grants under the ORCC Stock Plans or otherwise, except for the issuance or grant of options to purchase Shares granted under the ORCC Stock Plans and restricted shares under the ORCC Stock Plans to newly hired or promoted employees in the ordinary course of business consistent with past practice.

14. Conditions of the Offer.

Pursuant to the Transaction Agreement, Purchaser is not required to accept for payment or pay for any Shares and may terminate the Offer, but only after complying with any obligation to extend the Expiration Date of the Offer pursuant to the Transaction Agreement if:

•

at the expiration of the Offer (as extended from time to time as applicable), (i) the Minimum Condition is not satisfied, (ii) the Antitrust Condition is not satisfied, or (iii) any approval or consent of any governmental authority that is necessary for the transactions contemplated by the Transaction Agreement to be consummated in accordance with the terms of the Transaction Agreement, or any relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, the failure of which to be obtained or to be in full force and effect or to have expired, as applicable, would, upon the purchase of the Shares pursuant to the Offer, have a Material Adverse Effect (as defined below) on ORCC, shall not have been obtained or be in full force and effect or shall not have expired, as applicable; or

•	at the expiration of the Offer (as extended from time to time as applicable), any of the following events shall occur and be continuing:

•

(i) any of ORCC’s representations and warranties regarding organization and standing, corporate power, corporate authority and capitalization (defined as the “Specified Representations” in the Transaction Agreement) shall not be true and correct at and as of January 30, 2013 or the date of acceptance for payment of the Shares by Purchaser (the “Acceptance Date”) as though made at and as of the Acceptance Date and (ii) any of the other representations and warranties of ORCC set forth in the Transaction Agreement shall not be true and correct in each case at and as of January 30, 2013 or the Acceptance Date as though made at and as of the Acceptance Date (except to the extent expressly made as of an earlier date, in which case solely as of such date), in each instance in this clause (ii), except as has not had a Material Adverse Effect on ORCC;

•

ORCC shall have failed to perform or comply in any material respect with any of its covenants or agreements under the Transaction Agreement to be performed or complied with prior to the Acceptance Date;

•	the Transaction Agreement shall have been terminated in accordance with its terms;

•	a Material Adverse Effect on ORCC;

•	ACI and ORCC shall have mutually agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder;

•

a governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the acquisition of Shares by ACI or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Transaction Agreement;

•

there are actions, suits, claims, litigations or proceedings by or on behalf of any governmental authority pending or threatened in writing against ORCC, ACI or Purchaser or any of their respective officers or directors that could reasonably be expected to materially adversely affect the ability of ACI to own or control ORCC or to consummate the transactions contemplated by the Transaction Agreement or seek to enjoin any of the transactions contemplated by the Transaction Agreement or obtain damages therefrom and which ACI’s board of directors determines in good faith, after consultation with counsel, is or could reasonably be expected to be of material adverse significance; or

•

(i) ORCC shall not have published or become obligated to publish a press release or file or become obligated to file a report with the U.S. Securities and Exchange Commission (the “SEC”) to the effect that ORCC’s prior financial statements or reports filed with the SEC may no longer be relied upon, (ii) none of ORCC or any of its directors or executive officers shall have been named as a party to any criminal proceeding or become the target of any grand jury or other investigation of possible criminal conduct where such conduct relates to the business of ORCC, (iii) if the Acceptance Date has not occurred prior to March 18, 2013, ORCC shall have delivered to Purchaser its audited consolidated balance sheet as of December 31, 2012, and the related audited consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the year ended December 31, 2012, together with the report and opinion thereon of KPMG LLP (or another independent public accounting firm reasonably acceptable to ACI) that satisfies the requirements of Rule 2-02 of Regulation S-X of the Exchange Act), which report and opinion (A) shall be prepared in accordance with generally accepted auditing standards and (B) shall not contain any qualification or exception as to the scope of such audit, or (iv) if the Acceptance Date has not occurred prior to May 10, 2013, ORCC delivered to Purchaser its unaudited consolidated balance sheet as of March 31, 2013, and the related unaudited consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the three-month period ended March 31, 2013, except in the case of clauses (i), (iii) and (iv) of this paragraph with respect to certain matters previously disclosed to ACI and Purchaser in writing.

The foregoing conditions are for the sole benefit of ACI and Purchaser and, except for the Minimum Condition, which may be waived only with the prior written consent of ORCC, may be waived by ACI and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, subject to the terms and conditions of the Transaction Agreement and the applicable rules and regulations of the SEC.

The Transaction Agreement defines “Material Adverse Effect” to mean, with respect to ORCC, any event, change, effect, development, condition or occurrence (each, an “Effect”) individually or in the aggregate with all other Effects, that is or could reasonably be expected to be materially adverse on or with respect to the business, financial condition or results of operations of ORCC and its subsidiaries, taken as a whole; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute or be taken into account in determining whether there has been or will be, a Material Adverse Effect: any Effect (A) in or generally affecting the economy or the financial or securities markets in the countries or industries in which ORCC and its subsidiaries operate generally or (B) to the extent resulting from or arising out of (1) any changes in law or GAAP, (2) any natural disasters or weather-related event, (3) any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism, (4) ORCC’s failure to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Material Adverse Effect), (5) any change in the market price or trading volume of ORCC’s securities (it being understood that the facts or occurrences giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Material Adverse Effect unless such change results from the matters set forth in clauses (A) or (B)(1), (2) (3), (4), (6), (7), (8) or (9)), (6) costs incurred by ORCC in connection with the Transaction Agreement or the transactions contemplated thereby, including financial advisory and legal costs, including legal costs resulting from the execution or announcement of the Transaction Agreement, (7) any change attributable predominantly to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated by the Transaction Agreement, including any cancellation of or delays in customer orders, any reduction in sales and any disruption in supplier, distributor, partner or similar relationships, (8) certain matters specifically identified in the disclosure schedules to the Transaction Agreement, or (9) any change arising from or relating to compliance with the express terms of this Agreement, or action taken, or failure to act, to which ACI or Purchaser has consented, but only to the extent, in each of clauses (A), (B)(1), (B)(2) and (B)(3), that such Effect does not affect ORCC and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the industries in which ORCC and its Subsidiaries operate.

15. Certain Legal Matters; Regulatory Approvals.

Except as otherwise set forth in this Offer to Purchase, based on Purchaser’s examination of publicly available information filed by ORCC with the SEC and other publicly available information concerning ORCC, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to ORCC’s business that might be adversely affected by Purchaser’s acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Purchaser’s acquisition or ownership of

Shares pursuant to the Offer. Should any such approval or other action be required or desirable, Purchaser currently contemplates that such approval or other action will be sought. Except as described under “Antitrust Compliance,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. Purchaser is unable to predict whether Purchaser will determine that Purchaser is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to ORCC’s business or certain parts of ORCC’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14—“Conditions of the Offer.”

State Takeover Laws. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, Shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the Offer or the Second-Step Merger, ACI believes that there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining Shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of Shareholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan P.L.C. v. Butterworth, that the provisions of the Florida affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14—“Conditions of the Offer.”

Legal Proceedings. On February 6, 2013, James J. Scerra, a Shareholder, commenced a lawsuit on behalf of himself and a putative class of ORCC common stock holders (the “Scerra Complaint”) in the Court of Chancery of the State of Delaware. The Scerra Complaint alleges claims for breach of fiduciary duties against ORCC’s directors (the Individual Defendants”) and claims against ACI and Purchaser (collectively, with the Individual Defendants and ORCC, the “Defendants”) for aiding and abetting the Individual Defendants’ breach of fiduciary duties in connection with the Transaction Agreement. The Scerra Complaint seeks, among other relief, an order (i) enjoining the Defendants from consummating the Offer, (ii) rescinding the Offer or any terms thereof, and (iii) granting rescissory damages to the putative class. The Scerra Complaint is captioned James J. Scerra v. Joseph L. Cowan, et al., Case No. 8280. The foregoing description is qualified in its entirety by reference to the Scerra Complaint which is filed as Exhibit (a)(5)(D) to the Schedule TO and which is incorporated herein by reference.

Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless Notification and Report Forms have been filed with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements and may not be completed until the expiration or termination of the waiting period, discussed below, following the filing by ACI, as the ultimate parent entity of Purchaser, of a Notification and Report Form.

On February 6, 2013, ACI filed a Notification and Report Form under the HSR Act with the DOJ and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on February 21, 2013 (unless earlier terminated by the DOJ and the FTC or unless extended as described below). The DOJ or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from ACI. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after ACI substantially complies with such request. Thereafter, such waiting period can be extended only by court order or with ACI’s consent. Although the DOJ or the FTC may also request additional information or documentary material from ORCC, ORCC’s failure to comply with such a request would not extend the waiting period with respect to the purchase of Shares pursuant to the Offer. If the ten-day waiting period were otherwise to expire on a Saturday, Sunday or legal public holiday, then the period would be extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday.

The DOJ and the FTC routinely evaluate the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of some of Purchaser’s or ORCC’s assets. Private parties and state attorneys general may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Under the merger control rules of jurisdictions outside the United States where ACI or ORCC and their respective subsidiaries conduct business, filings may be required and it may be necessary to observe waiting periods prior to consummation of the transaction. Under the terms of the Transaction Agreement, ACI has agreed to use its reasonable best efforts to make such filings and seek such approvals. Any such filings must be made by ACI as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of factors. Whether or not filings are required, the review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before (and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Shares pursuant to the Offer, or seek divestiture of the Shares so acquired, or seek divestiture of ACI or ORCC assets. There can be no assurance that a challenge to the Offer under foreign Merger control rules will not be made, or, if such a challenge is made, what the result will be. See Section 14—“Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement—Termination” for certain termination rights pursuant to the Transaction Agreement with respect to certain governmental actions and Section 12—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions—the Transaction Agreement—Third-Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals. Purchaser may, if any condition to the Offer, including the Antitrust Condition, is not satisfied or waived on any scheduled Expiration Date, extend the Expiration Date for one or more periods of not more than five business days per period.

16. Fees and Expenses.

Wells Fargo has provided certain financial advisory services to ACI and Purchaser in connection with the Offer and Merger, for which services Wells Fargo will receive a customary fee and indemnification against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Wells Fargo and its affiliates may actively trade or hold the securities of ACI and ORCC for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in those securities.

Purchaser has retained Innisfree M&A Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their respective services, including certain liabilities under the federal securities laws.

Other than as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser may not comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accepts tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or ACI not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to its Schedule TO. In addition, ORCC has filed the Schedule 14d-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits to such Schedule 14D-9, setting forth its recommendation and furnishing certain additional related information. Purchaser’s Schedule TO and the Schedule 14d-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the manner described in Section 8—“Certain Information Concerning ORCC” and Section 9—“Certain Information Concerning Purchaser and ACI.”

OCELOT ACQUISITION CORP.

February 7, 2013

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ACI WORLDWIDE, INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of ACI are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c/o ACI Worldwide, Inc., 3520 Kraft Rd, Suite 300, Naples, Florida 34105. Unless otherwise indicated below, the current business telephone of each director and executive officer is (239) 403-4600. Each of the directors and executive officers of ACI Worldwide, Inc. is a citizen of the United States of America. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Scott W. Behrens	41	Mr. Behrens serves as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI. Mr. Behrens joined ACI in June 2007 as ACI’s Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer in December 2008.

Dennis P. Byrnes	48	Mr. Byrnes serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI. Mr. Byrnes joined ACI in June 2003.

John D. Curtis*	71	Mr. Curtis has been a director of ACI since 2003. He has been the Senior Vice President, General Counsel and Corporate Secretary of The Warranty Group, Inc., a single-source provider for the underwriting, administration and marketing of service contracts and related benefits, since February 2011. He previously worked as an attorney providing legal and business consulting services from August 2002 to February 2011. Mr. Curtis also serves as a director of The Warranty Group, Inc. board of directors.

Philip G. Heasley*	63	Mr. Heasley has been a director and President and Chief Executive Officer of ACI since March 2005. Mr. Heasley has a comprehensive background in payment systems and financial services. Mr. Heasley is also a director of Tier Technologies, Inc. (NASDAQ: TIER), a provider of electronic payment biller-direct solutions, and Lender Processing Services, Inc. (NYSE: LPS), a provider of mortgage processing services, settlement services, mortgage performance analytics and default solutions. Mr. Heasley also serves on the National Infrastructure Advisory Board.

Charles H. Linberg	54	Mr. Linberg serves as Vice President and Chief Technology Officer of ACI. In this capacity he is responsible for the architectural direction of ACI products including the formation of platform, middleware and integration strategies. Mr. Linberg joined ACI in 1988 and has served in various technical management roles including Vice President of Payment Systems, Vice President of Architecture and Technology, Vice President of BASE24 Development and Vice President of Network Systems.

Craig A. Maki	46	Mr. Maki serves as Senior Vice President, Treasurer and Chief Corporate Development Officer of ACI. Mr. Maki joined ACI in June 2006. Mr. Maki was appointed Treasurer in January 2008.

James C. McGroddy*	75	Mr. McGroddy has been a director of ACI since 2008. He is a self-employed consultant and currently serves as Chairman of the Board of MIQS, a Colorado-based healthcare information technology company, Chairman of the Board of Advanced Networks and Service, Inc. He is a member of the U.S. National Academy of Engineering.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
David N. Morem	54	Mr. Morem joined ACI in June 2005 and currently serves as Senior Vice President, Global Business Operations of ACI. Prior to his appointment as Senior Vice President, Global Business Operations in January 2008, Mr. Morem served as Chief Administrative Officer of ACI.

Harlan F. Seymour*	62	Mr. Seymour has been a director of ACI since 2002 and ACI’s Chairman of the Board since September 2002. He is the sole owner of HFS, LLC, a privately-held investment and business advisory firm advising public and private companies particularly in the area of strategic planning services, and a director of Pool Corporation (NASDAQ: POOL), a wholesale distributor of swimming pool supplies and related equipment, and serves on its audit, governance and strategic planning committees. He serves as a member of various private, profit and non-profit boards of directors, including Payformance Corp., an electronic health care claims and settlement solution company and the advisory board of Calvert Street Capital Partners, a private equity firm.

John M. Shay, Jr.*	65	Mr. Shay has been a director of ACI since 2006. He is the President and owner of Fairway Consulting LLC, a business consulting firm. He is a Certified Public Accountant.

John E. Stokely*	59	Mr. Stokely has been a director of ACI since 2003. He is the President of JES, Inc., an investment and consulting firm providing strategic and financial advice to companies in various industries from August 1999 through 2007, and a director of (i) Imperial Sugar Company (NASDAQ: IPSU), a manufacturer that refines, packages and distributes sugar and (ii) Pool Corporation (NASDAQ: POOL), a wholesale distributor of swimming pool supplies and related equipment. He also serves as Lead Independent Director of Pool Corporation (NASDAQ: POOL) and as a member of various private, profit and non-profit boards of directors, including AMF Bowling.

Jan H. Suwinski*	70	Mr. Suwinski has been a director of ACI since 2007. He is a professor of Business Operations at the Samuel Curtis Johnson Graduate School of Management at Cornell University in Ithaca, New York and currently serves as a director of Tellabs, Inc. (NASDAQ: TLAB), a provider of telecommunications networking products, and Thor Industries, Inc. (NYSE: THO), a manufacturer of recreational vehicles and buses.

DIRECTORS AND EXECUTIVE OFFICERS OF OCELOT ACQUISITION CORP.

The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Purchaser is a wholly owned direct subsidiary of ACI. ACI is the sole shareholder of Purchaser. Unless otherwise indicated below, the current business address of each director and executive officer is c/o Purchaser, c/o ACI Worldwide, Inc., 3520 Kraft Rd, Suite 300, Naples, Florida 34105. Unless otherwise indicated below, the current business telephone of each director and executive officer is (239) 403-4600. Each of the directors and executive officers of Purchaser is a citizen of the United States of America. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Scott W. Behrens Vice President and Assistant Treasurer of Purchaser	41	Mr. Behrens serves as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI. Mr. Behrens joined ACI in June 2007 as ACI’s Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer in December 2008.

Dennis P. Byrnes* President of Purchaser	48	Mr. Byrnes serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI. Mr. Byrnes joined ACI in June 2003.

Craig A. Maki* Vice President, Secretary and Treasurer of Purchaser	46	Mr. Maki serves as Senior Vice President, Treasurer and Chief Corporate Development Officer of ACI. Mr. Maki joined ACI in June 2006. Mr. Maki was appointed Treasurer in January 2008.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By Mail	By Hand or Overnight Delivery:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

(Until 12:00 midnight New York City time

on the Expiration Date)

Phone: Toll-free (877) 248-6417 (718) 921-8317 Fax: (718) 234-5001

Shareholders who have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at its address and telephone numbers set forth below. Shareholders may also contact their brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833